

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 **COMMISSION FILE NUMBER 1-07094**



EASTGROUP PROPERTIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

MARYLAND **(State or other jurisdiction of incorporation or organization)**	**13-2711135** **(I.R.S. Employer Identification No.)**
190 EAST CAPITOL STREET **SUITE 400** **JACKSON, MISSISSIPPI** **(Address of principal executive offices)**	**39201** **(Zip code)**

Registrant's telephone number: (601) 354-3555

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
SHARES OF COMMON STOCK, $.0001 PAR VALUE,
NEW YORK STOCK EXCHANGE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES (x) NO ( )

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. YES ( ) NO (x)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES (x) NO ( )

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES (x) NO ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (x)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer (x)   Accelerated Filer ( )   Non-accelerated Filer ( )   Smaller Reporting Company ( )

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ( ) NO (x)

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2010, the last business day of the Registrant's most recently completed second fiscal quarter: $923,034,000.

The number of shares of common stock, $.0001 par value, outstanding as of February 24, 2011 was 26,972,262.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference into Part III.

PART I

ITEM 1. BUSINESS.

Organization

EastGroup Properties, Inc. (the Company or EastGroup) is an equity real estate investment trust (REIT) organized in 1969. The Company has elected to be taxed and intends to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code (the Code), as amended.

Available Information

The Company maintains a website at www.eastgroup.net. The Company posts its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after it electronically files or furnishes such materials to the Securities and Exchange Commission (SEC). In addition, the Company's website includes items related to corporate governance matters, including, among other things, the Company's corporate governance guidelines, charters of various committees of the Board of Directors, and the Company's code of business conduct and ethics applicable to all employees, officers and directors. The Company intends to disclose on its website any amendment to, or waiver of, any provision of this code of business conduct and ethics applicable to the Company's directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the New York Stock Exchange. Copies of these reports and corporate governance documents may be obtained, free of charge, from the Company's website. Any shareholder also may obtain copies of these documents, free of charge, by sending a request in writing to: Investor Relations, EastGroup Properties, Inc., 190 East Capitol Street, Suite 400, Jackson, MS 39201-2152.

Administration

EastGroup maintains its principal executive office and headquarters in Jackson, Mississippi. The Company also has regional offices in Orlando, Houston and Phoenix and an asset management office in Charlotte. EastGroup has property management offices in Jacksonville, Tampa, Fort Lauderdale and San Antonio. Offices at these locations allow the Company to provide property management services to all of its Florida (except Fort Myers), Arizona, Mississippi, North Carolina, and Houston and San Antonio, Texas properties, which together account for 69% of the Company's total portfolio on a square foot basis. In addition, the Company currently provides property administration (accounting of operations) for its entire portfolio. The regional offices in Florida, Texas and Arizona also provide development capability and oversight in those states. As of February 24, 2011, EastGroup had 64 full-time employees and one part-time employee.

Operations

EastGroup is focused on the acquisition, development and operation of industrial properties in major Sunbelt markets throughout the United States with an emphasis in the states of Florida, Texas, Arizona and California. The Company's goal is to maximize shareholder value by being a leading provider of functional, flexible, and quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. EastGroup's strategy for growth is based on the ownership of premier distribution facilities generally clustered near major transportation features in supply constrained submarkets. Over 99% of the Company's revenue is generated from renting real estate.

During 2010, EastGroup increased its ownership in real estate properties through its acquisition and development programs. The Company purchased three business distribution complexes with a total of six buildings (499,000 square feet) and 2.1 acres of land for a combined cost of $23.9 million. Also during 2010, EastGroup transferred five properties (426,000 square feet) with aggregate costs of $30.5 million at the date of transfer from development to real estate properties.

EastGroup incurs short-term floating rate bank debt in connection with the acquisition and development of real estate and, as market conditions permit, replaces floating rate debt with equity, including preferred equity, and/or fixed-rate term loans. EastGroup also may, in appropriate circumstances, acquire one or more properties in exchange for EastGroup securities.

EastGroup holds its properties as long-term investments, but may determine to sell certain properties that no longer meet its investment criteria. The Company may provide financing in connection with such sales of property if market conditions require. In addition, the Company may provide financing to a partner or co-owner in connection with an acquisition of real estate in certain situations.

Subject to the requirements necessary to maintain our qualifications as a REIT, EastGroup may acquire securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over those entities.

The Company intends to continue to qualify as a REIT under the Code. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders.

EastGroup has no present intention of acting as an underwriter of offerings of securities of other issuers. The strategies and policies set forth above were determined and are subject to review by EastGroup's Board of Directors, which may change such strategies or policies based upon its evaluation of the state of the real estate market, the performance of EastGroup's assets, capital and credit market conditions, and other relevant factors. EastGroup provides annual reports to its stockholders, which contain financial statements audited by the Company's independent registered public accounting firm.

Environmental Matters
Under various federal, state and local laws, ordinances and regulations, an owner of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Many such laws impose liability without regard to whether the owner knows of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to use such property as collateral in its borrowings. EastGroup's properties have been subjected to Phase I Environmental Site Assessments (ESAs) by independent environmental consultants. These reports have not revealed any potential significant environmental liability. Management of EastGroup is not aware of any environmental liability that would have a material adverse effect on EastGroup's business, assets, financial position or results of operations.

ITEM 1A. RISK FACTORS.

In addition to the other information contained or incorporated by reference in this document, readers should carefully consider the following risk factors. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on the Company's financial condition and the performance of its business. The Company refers to itself as "we" or "our" in the following risk factors.

Real Estate Industry Risks
We face risks associated with local real estate conditions in areas where we own properties. We may be adversely affected by general economic conditions and local real estate conditions. For example, an oversupply of industrial properties in a local area or a decline in the attractiveness of our properties to tenants would have a negative effect on us. Other factors that may affect general economic conditions or local real estate conditions include:

- population and demographic trends;
- employment and personal income trends;
- income tax laws;
- changes in interest rates and availability and costs of financing;
- increased operating costs, including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents; and
- construction costs.

We may be unable to compete for properties and tenants. The real estate business is highly competitive. We compete for interests in properties with other real estate investors and purchasers, some of whom have greater financial resources, revenues, and geographical diversity than we have. Furthermore, we compete for tenants with other property owners. All of our industrial properties are subject to significant local competition. We also compete with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth.

We are subject to significant regulation that inhibits our activities. Local zoning and land use laws, environmental statutes and other governmental requirements restrict our expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require us to modify our properties, and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or what changes may be implemented to existing legislation.

Risks Associated with Our Properties
We may be unable to lease space. When a lease expires, a tenant may elect not to renew it. We may not be able to re-lease the property on similar terms, if we are able to re-lease the property at all. The terms of renewal or re-lease (including the cost of required renovations and/or concessions to tenants) may be less favorable to us than the prior lease. We also develop some properties with no pre-leasing. If we are unable to lease all or a substantial portion of our properties, or if the rental rates upon such leasing are significantly lower than expected rates, our cash generated before debt repayments and capital expenditures and our ability to make expected distributions to stockholders may be adversely affected.

We have been and may continue to be affected negatively by tenant bankruptcies and leasing delays. At any time, a tenant may experience a downturn in its business that may weaken its financial condition. Similarly, a general decline in the economy may result in a decline in the demand for space at our industrial properties. As a result, our tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and losses to us, and distributions to investors may decrease. We receive a substantial portion of our income as rents under long-term leases. If tenants are unable to comply with the terms of their leases because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rent or a smaller share of taxes, insurance and other operating costs. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to the tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant's default on its obligations to us could adversely affect our financial condition and the cash we have available for distribution.

We face risks associated with our property development. We intend to continue to develop properties where market conditions warrant such investment. Once made, our investments may not produce results in accordance with our expectations. Risks associated with our current and future development and construction activities include:

- the availability of favorable financing alternatives;
- the risk that we may not be able to obtain land on which to develop or that due to the increased cost of land, our activities may not be as profitable;
- construction costs exceeding original estimates due to rising interest rates and increases in the costs of materials and labor;
- construction and lease-up delays resulting in increased debt service, fixed expenses and construction costs;
- expenditure of funds and devotion of management's time to projects that we do not complete;
- fluctuations of occupancy rates and rents at newly completed properties, which depend on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment; and
- complications (including building moratoriums and anti-growth legislation) in obtaining necessary zoning, occupancy and other governmental permits.

We face risks associated with property acquisitions. We acquire individual properties and portfolios of properties and intend to continue to do so. Our acquisition activities and their success are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the purchase price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result, our results of operations and financial condition could be adversely affected; and
- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, to the transferor with respect to unknown liabilities. As a result, if a claim were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Coverage under our existing insurance policies may be inadequate to cover losses. We generally maintain insurance policies related to our business, including casualty, general liability and other policies, covering our business operations, employees and assets as appropriate for the markets where our properties and business operations are located. However, we would be required to bear all losses that are not adequately covered by insurance. In addition, there may be certain losses that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so, including losses due to floods, wind, earthquakes, acts of war, acts of terrorism or riots. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated future revenue from the properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We face risks due to lack of geographic and real estate sector diversity. Substantially all of our properties are located in the Sunbelt region of the United States with an emphasis in the states of Florida, Texas, Arizona and California. A downturn in general economic conditions and local real estate conditions in these geographic regions, as a result of oversupply of or reduced demand for industrial properties, local business climate, business layoffs and changing demographics, would have a particularly strong adverse effect on us. Our investments in real estate assets are concentrated in the industrial distribution sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included other sectors of the real estate industry.

We face risks due to the illiquidity of real estate which may limit our ability to vary our portfolio. Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will therefore be limited. In addition, because of our status as a REIT, the Internal Revenue Code limits our ability to sell our properties. If we must sell an investment, we cannot ensure that we will be able to dispose of the investment on terms favorable to the Company.

We are subject to environmental laws and regulations. Current and previous real estate owners and operators may be required under various federal, state and local laws, ordinances and regulations to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for substantial property or natural resource damage, investigation costs and cleanup costs. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may adversely affect the owner's ability to use, sell or lease real estate or to borrow using the real estate as collateral. We have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of environmental conditions or violations with respect to the properties we currently or formerly owned. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, released from, or present at the property. A conveyance of the property, therefore, may not relieve the owner or operator from liability. Although ESAs have been conducted at our properties to identify potential sources of contamination at the properties, such ESAs do not reveal all environmental liabilities or compliance concerns that could arise from the properties. Moreover, material environmental liabilities or compliance concerns may exist, of which we are currently unaware, that in the future may have a material adverse effect on our business, assets or results of operations.

Compliance with new laws or regulations related to climate change, including compliance with "green" building codes, may require us to make improvements to our existing properties. Proposed legislation could also increase the costs of energy and utilities. The cost of the proposed legislation may adversely affect our financial position, results of operations and cash flows. We may be adversely affected by floods, hurricanes and other climate related events.

Financing Risks

We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, certain of our mortgages will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." Therefore, we will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt.

We face risks associated with our dependence on external sources of capital. In order to qualify as a REIT, we are required each year to distribute to our stockholders at least 90% of our ordinary taxable income, and we are subject to tax on our income to the extent it is not distributed. Because of this distribution requirement, we may not be able to fund all future capital needs from cash retained from operations. As a result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms, if at all. Our access to third-party sources of capital depends upon a number of factors, including (i) general market conditions; (ii) the market's perception of our growth potential; (iii) our current and potential future earnings and cash distributions; and (iv) the market price of our capital stock. Additional debt financing may substantially increase our debt-to-total capitalization ratio. Additional equity financing may dilute the holdings of our current stockholders.

Covenants in our credit agreements could limit our flexibility and adversely affect our financial condition. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flow and our financial condition would be adversely affected.

Fluctuations in interest rates may adversely affect our operations and value of our stock. As of December 31, 2010, we had approximately $91 million of variable interest rate debt. As of December 31, 2010, the weighted average interest rate on our variable rate debt was 1.12%. We may incur additional indebtedness in the future that bears interest at a variable rate or we may be required to refinance our existing debt at higher rates. Accordingly, increases in interest rates could adversely affect our financial condition, our ability to pay expected distributions to stockholders and the value of our stock.

A lack of any limitation on our debt could result in our becoming more highly leveraged. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors may incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition and cash available for distribution to stockholders might be negatively affected and the risk of default on our indebtedness could increase.

Other Risks

The market value of our common stock could decrease based on our performance and market perception and conditions. The market value of our common stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends and may be secondarily based upon the real estate market value of our underlying assets. The market price of our common stock is influenced by the dividend on our common stock relative to market interest rates. Rising interest rates may lead potential buyers of our common stock to expect a higher dividend rate, which would adversely affect the market price of our common stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

The current economic situation may adversely affect our operating results and financial condition. The continuation or intensification of the turmoil in the global financial markets may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies. Currently these conditions have not impaired our ability to access credit markets and finance our operations. However, our ability to access the capital markets may be restricted at a time when we would like, or need, to raise financing, which could have an impact on our flexibility to react to changing economic and business conditions. Furthermore, deteriorating economic conditions including business layoffs, downsizing, industry slowdowns and other similar factors that affect our customers could continue to negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing any loan investments we may make. Additionally, the economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. No assurances can be given that the effects of the current economic situation will not have a material adverse effect on our business, financial condition and results of operations.

We may fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, we may be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would significantly reduce the cash flow available for distribution to stockholders and for debt service. Furthermore, we would no longer be required by the Internal Revenue Code to make any distributions to our stockholders as a condition of REIT qualification. Any distributions to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits, although such dividend distributions would be subject to a top federal tax rate of 15% through 2012. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Internal Revenue Code. To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied with these requirements because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the federal income tax consequences of qualification. We cannot assure you that we will remain qualified as a REIT.

There is a risk of changes in the tax law applicable to real estate investment trusts. Since the Internal Revenue Service, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

We face possible adverse changes in tax laws. From time to time, changes in state and local tax laws or regulations are enacted which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition, results of operations, and the amount of cash available for the payment of dividends.

Our Charter contains provisions that may adversely affect the value of EastGroup stock. Our charter prohibits any holder from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock (of which there is none outstanding)) unless our Board of Directors grants a waiver. The ownership limit may limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control. Also, the request of the holders of a majority or more of our common stock is necessary for stockholders to call a special meeting. We also require advance notice by stockholders for the nomination of directors or the proposal of business to be considered at a meeting of stockholders.

The Company faces risks in attracting and retaining key personnel. Many of our senior executives have strong industry reputations, which aid us in identifying acquisition and development opportunities and negotiating with tenants and sellers of properties. The loss of the services of these key personnel could affect our operations because of diminished relationships with existing and prospective tenants, property sellers and industry personnel. In addition, attracting new or replacement personnel may be difficult in a competitive market.

We have severance and change in control agreements with certain of our officers that may deter changes in control of the Company. If, within a certain time period (as set in the officer's agreement) following a change in control, we terminate the officer's employment other than for cause, or if the officer elects to terminate his or her employment with us for reasons specified in the agreement, we will make a severance payment equal to the officer's average annual compensation times an amount specified in the officer's agreement, together with the officer's base salary and vacation pay that have accrued but are unpaid through the date of termination. These agreements may deter a change in control because of the increased cost for a third party to acquire control of us.

Our Board of Directors may authorize and issue securities without stockholder approval. Under our Charter, the Board has the power to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as the Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

Maryland business statutes may limit the ability of a third party to acquire control of us. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (d) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10 percent or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the Maryland corporation.

The Maryland Control Share Acquisition Act provides that "control shares" of a corporation acquired in a "control share acquisition" shall have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible to cast on the matter. "Control Shares" means shares of stock that, if aggregated with all other shares of stock previously acquired by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of the voting power: one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more of all voting power. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

If voting rights of control shares acquired in a control share acquisition are not approved at a stockholders' meeting, then subject to certain conditions and limitations, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

EastGroup owned 247 industrial properties and one office building at December 31, 2010. These properties are located primarily in the Sunbelt states of Florida, Texas, Arizona and California, and the majority are clustered around major transportation features in supply constrained submarkets. As of February 24, 2011, EastGroup's portfolio was 90.9% leased and 89.7% occupied. The Company has developed approximately 32% of its total portfolio, including real estate properties and development properties in lease-up and under construction. The Company's focus is the ownership of business distribution space (76% of the total portfolio) with the remainder in bulk distribution space (19%) and business service space (5%). Business distribution space properties are typically multi-tenant buildings with a building depth of 200 feet or less, clear height of 20-24 feet, office finish of 10-25% and truck courts with a depth of 100-120 feet. See Consolidated Financial Statement Schedule III – Real Estate Properties and Accumulated Depreciation for a detailed listing of the Company's properties.

At December 31, 2010, EastGroup did not own any single property that was 10% or more of total book value or 10% or more of total gross revenues.

ITEM 3. LEGAL PROCEEDINGS.

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business or which is expected to be covered by the Company's liability insurance.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II. OTHER INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's shares of common stock are listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and the per share distributions paid for each quarter.

Shares of Common Stock Market Prices and Dividends

	Calendar Year 2010			*Calendar Year 2009*		
Quarter	***High***	***Low***	***Distributions***	*High*	*Low*	*Distributions*
First	**$ 39.09**	**33.65**	**$ .52**	$ 34.93	21.14	$ .52
Second	**42.02**	**35.44**	**.52**	36.26	27.70	.52
Third	**37.97**	**33.39**	**.52**	40.59	31.85	.52
Fourth	**43.05**	**37.50**	**.52**	40.54	35.45	.52
			$ 2.08			$ 2.08

As of February 24, 2011, there were 701 holders of record of the Company's 26,972,262 outstanding shares of common stock. The Company distributed all of its 2010 and 2009 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2010 and 2009.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2010	*2009*
Common Share Distributions:		
Ordinary income	**$ 1.4775**	1.7534
Return of capital	**.6025**	.3266
Total Common Distributions	**$ 2.0800**	2.0800

Securities Authorized For Issuance Under Equity Compensation Plans

See Item 12 of this Annual Report on Form 10-K, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," for certain information regarding the Company's equity compensation plans.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	*Total Number of Shares Purchased*	*Average Price Paid Per Share*	*Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs*	*Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs*
10/01/10 thru 10/31/10	–	$ –	–	672,300
11/01/10 thru 11/30/10	–	–	–	672,300
12/01/10 thru 12/31/10	10,174 [(1)]	42.59	–	672,300 [(2)]
Total	10,174	$ 42.59	–	

(1) *As permitted under the Company's equity compensation plans, these shares were withheld by the Company to satisfy the tax withholding obligations for those employees who elected this option in connection with the vesting of shares of restricted stock. Shares withheld for tax withholding obligations do not affect the total number of remaining shares available for repurchase under the Company's common stock repurchase plan.*

(2) *EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. Under the common stock repurchase plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase. The Company has not repurchased any shares under this plan since 2000.*

Performance Graph

The following graph compares, over the five years ended December 31, 2010, the cumulative total shareholder return on EastGroup's common stock with the cumulative total return of the Standard & Poor's 500 Index (S&P 500) and the Equity REIT index prepared by the National Association of Real Estate Investment Trusts (NAREIT Equity).

The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.


EastGroup
NAREIT Equity
S&P 500
$150
$125
$100
$75
$50
2005
2006
2007
2008
2009
2010

	Fiscal years ended December 31,					
	2005	2006	2007	2008	2009	2010
EastGroup	$ 100.00	123.39	100.76	89.90	101.97	119.01
NAREIT Equity	100.00	135.06	113.87	70.91	90.76	116.13
S&P 500	100.00	115.79	122.15	76.95	97.31	111.96

The information above assumes that the value of the investment in shares of EastGroup's common stock and each index was $100 on December 31, 2005, and that all dividends were reinvested.

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected consolidated financial data for the Company derived from the audited consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
OPERATING DATA	(In thousands, except per share data)				
Revenues					
Income from real estate operations	$ **173,002**	172,273	168,255	150,038	132,394
Other income	**124**	81	248	92	182
	173,126	172,354	168,503	150,130	132,576
Expenses					
Expenses from real estate operations	**51,142**	50,259	47,259	40,837	36,909
Depreciation and amortization	**58,350**	53,953	51,144	47,644	41,108
General and administrative	**10,332**	9,071	8,547	8,295	7,401
	119,824	113,283	106,950	96,776	85,418
Operating income	**53,302**	59,071	61,553	53,354	47,158
Other income (expense)					
Equity in earnings of unconsolidated investment	**335**	320	316	285	287
Gain on sales of non-operating real estate	**37**	31	321	2,602	123
Gain on sales of securities	–	–	435	–	–
Other expense	**(84)**	–	–	–	–
Interest income	**336**	302	293	306	142
Interest expense	**(35,171)**	(32,520)	(30,192)	(27,314)	(24,616)
Income from continuing operations	**18,755**	27,204	32,726	29,233	23,094
Discontinued operations					
Income (loss) from real estate operations	–	(139)	10	150	1,013
Gain on sales of real estate investments	–	29	2,032	960	5,727
Income (loss) from discontinued operations	–	(110)	2,042	1,110	6,740
Net income	**18,755**	27,094	34,768	30,343	29,834
Net income attributable to noncontrolling interest in joint ventures	**(430)**	(435)	(626)	(609)	(600)
Net income attributable to EastGroup Properties, Inc.	**18,325**	26,659	34,142	29,734	29,234
Dividends on Series D preferred shares	–	–	1,326	2,624	2,624
Costs on redemption of Series D preferred shares	–	–	682	–	–
Net income available to EastGroup Properties, Inc. common stockholders	$ **18,325**	26,659	32,134	27,110	26,610
BASIC PER COMMON SHARE DATA FOR INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS					
Income from continuing operations	$ **.68**	1.04	1.23	1.10	.89
Income (loss) from discontinued operations	**.00**	.00	.08	.05	.30
Net income available to common stockholders	$ **.68**	1.04	1.31	1.15	1.19
Weighted average shares outstanding	**26,752**	25,590	24,503	23,562	22,372
DILUTED PER COMMON SHARE DATA FOR INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS					
Income from continuing operations	$ **.68**	1.04	1.22	1.09	.87
Income (loss) from discontinued operations	**.00**	.00	.08	.05	.30
Net income available to common stockholders	$ **.68**	1.04	1.30	1.14	1.17
Weighted average shares outstanding	**26,824**	25,690	24,653	23,781	22,692
AMOUNTS AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS					
Income from continuing operations	$ **18,325**	26,769	30,092	26,000	19,870
Income (loss) from discontinued operations	–	(110)	2,042	1,110	6,740
Net income available to common stockholders	$ **18,325**	26,659	32,134	27,110	26,610
OTHER PER SHARE DATA					
Book value, at end of year	$ **15.16**	16.57	16.39	15.51	16.28
Common distributions declared	**2.08**	2.08	2.08	2.00	1.96
Common distributions paid	**2.08**	2.08	2.08	2.00	1.96
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost[1]	$ **1,528,048**	1,475,062	1,409,476	1,270,691	1,091,653
Real estate investments, net of accumulated depreciation[1]	**1,124,861**	1,120,317	1,099,125	1,001,559	860,547
Total assets	**1,183,276**	1,178,518	1,156,205	1,055,833	911,787
Mortgage and bank loans payable	**735,718**	692,105	695,692	600,804	446,506
Total liabilities	**771,770**	731,422	742,829	651,136	490,842
Noncontrolling interest in joint ventures	**2,650**	2,577	2,536	2,312	2,148
Total stockholders' equity	**408,856**	444,519	410,840	402,385	418,797

[1] *Includes mortgage loans receivable. See Notes 4 and 5 in the Notes to Consolidated Financial Statements.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

EastGroup's goal is to maximize shareholder value by being a leading provider in its markets of functional, flexible, and quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company acquires, develops and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt regions with an emphasis in the states of Florida, Texas, Arizona and California.

The Company believes the slowdown in the economy has affected and will continue to affect its operations. The Company has experienced decreases in occupancy and rental rates. The current economic situation is also impacting lenders, making it more difficult to obtain financing. Loan proceeds as a percentage of property values have decreased, and property values have decreased. The Company believes its current lines of credit provide the capacity to fund the operations of the Company for 2011 and 2012. The Company also believes it can issue common and/or preferred equity and obtain mortgage financing from insurance companies and financial institutions as evidenced by the closing of a $74 million, non-recourse mortgage loan in December 2010, which is described in *Liquidity and Capital Resources*.

The Company's primary revenue is rental income; as such, EastGroup's greatest challenge is leasing space. During 2010, leases expired on 5,733,000 square feet (20.4%) of EastGroup's total square footage of 28,085,000, and the Company was successful in renewing or re-leasing 77% of the expiring square feet. In addition, EastGroup leased 2,706,000 square feet of other vacant space during the year. During 2010, average rental rates on new and renewal leases decreased by 12.3%. Property net operating income (PNOI) from same properties decreased 4.2% for 2010 as compared to 2009.

EastGroup's total leased percentage was 90.8% at December 31, 2010 compared to 90.0% at December 31, 2009. Leases scheduled to expire in 2011 were 12.6% of the portfolio on a square foot basis at December 31, 2010. As of February 24, 2011, leases scheduled to expire in 2011 were 9.6% of the portfolio on a square foot basis.

The Company generates new sources of leasing revenue through its acquisition and development programs. During 2010, EastGroup purchased three business distribution complexes with a total of six buildings (499,000 square feet) and 2.1 acres of land for a total of $23.9 million. The operating properties are located in San Diego (274,000 square feet), Charlotte (193,000 square feet), and Phoenix (32,000 square feet). The small tract of land is located adjacent to an existing property in Tucson and provides additional parking and trailer storage for the property.

EastGroup continues to see targeted development as a contributor to the Company's long-term growth. The Company mitigates risks associated with development through a Board-approved maximum level of land held for development and by adjusting development start dates according to leasing activity. EastGroup's development activity has slowed considerably as a result of current market conditions. The Company had two development starts in 2010: a 20,000 square foot pre-leased expansion project in San Antonio and a 44,000 square foot partially pre-leased service center in Houston. During 2010, the Company transferred five properties (426,000 square feet) with aggregate costs of $30.5 million at the date of transfer from development to real estate properties. These properties, which were collectively 66.3% leased as of February 24, 2011, are located in Tucson, Arizona; Houston, Texas; and Tampa and West Palm Beach, Florida.

During 2010, the Company funded its acquisition and development programs through its $225 million lines of credit (as discussed in *Liquidity and Capital Resources*). As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate debt to replace short-term bank borrowings.

EastGroup has one reportable segment – industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions: (1) property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and (2) funds from operations available to common stockholders (FFO), defined as net income (loss) attributable to common stockholders computed in accordance with U.S. generally accepted accounting principles (GAAP), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the National Association of Real Estate Investment Trusts' (NAREIT) definition.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the properties' performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other real estate investment trusts (REITs). The major factors influencing PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease space and to recover from tenants the operating costs associated with those leases.

PNOI is comprised of *Income from real estate operations*, less *Expenses from real estate operations*. PNOI was calculated as follows for the three fiscal years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,		
	2010	*2009*	*2008*
		(In thousands)	
Income from real estate operations	$ **173,002**	172,273	168,255
Expenses from real estate operations	**(51,142)**	(50,259)	(47,259)
PROPERTY NET OPERATING INCOME	$ **121,860**	122,014	120,996

Income from real estate operations is comprised of rental income, pass-through income and other real estate income including lease termination fees. *Expenses from real estate operations* are comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees, other operating costs and bad debt expense. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.

The following table presents reconciliations of Net Income to PNOI for the three fiscal years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,		
	2010	*2009*	*2008*
		(In thousands)	
NET INCOME	$ **18,755**	27,094	34,768
Equity in earnings of unconsolidated investment	**(335)**	(320)	(316)
Interest income	**(336)**	(302)	(293)
Other income	**(124)**	(81)	(248)
Gain on sales of securities	–	–	(435)
Gain on sales of non-operating real estate	**(37)**	(31)	(321)
(Income) loss from discontinued operations	–	110	(2,042)
Depreciation and amortization from continuing operations	**58,350**	53,953	51,144
Interest expense	**35,171**	32,520	30,192
General and administrative expense	**10,332**	9,071	8,547
Other expense	**84**	–	–
PROPERTY NET OPERATING INCOME	$ **121,860**	122,014	120,996

The Company believes FFO is a meaningful supplemental measure of operating performance for equity REITs. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, nor is it a measure of the Company's liquidity or indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. In addition, FFO, as reported by the Company, may not be comparable to FFO by other REITs that do not define the term in accordance with the current NAREIT definition. The Company's key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense. The following table presents reconciliations of Net Income Available to EastGroup Properties, Inc. Common Stockholders to FFO for the three fiscal years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS	$ **18,325**	26,659	32,134
Depreciation and amortization from continuing operations	**58,350**	53,953	51,144
Depreciation and amortization from discontinued operations	–	51	148
Depreciation from unconsolidated investment	**132**	132	132
Noncontrolling interest depreciation and amortization	**(210)**	(206)	(201)
Gain on sales of depreciable real estate investments	–	(29)	(2,032)
FUNDS FROM OPERATIONS (FFO) AVAILABLE TO COMMON STOCKHOLDERS	$ **76,597**	80,560	81,325
Net income available to common stockholders per diluted share	$ **.68**	1.04	1.30
Funds from operations available to common stockholders per diluted share	**2.86**	3.14	3.30
Diluted shares for earnings per share and funds from operations	**26,824**	25,690	24,653

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change per share represents the increase or decrease in FFO per share from the same quarter in the current year compared to the prior year. FFO per share for the fourth quarter of 2010 was $.71 per share compared with $.75 per share for the same period of 2009, a decrease of 5.3% per share. For the year 2010, FFO was $2.86 per share compared with $3.14 per share for 2009, a decrease of 8.9% per share.

  FFO per share for both periods decreased primarily due to a decrease in same property operations and decreases in capitalized interest and capitalized development costs due to a slowdown in the Company's development program. These decreases were partially offset by lower bad debt expense for the fourth quarter and the year. In addition, for the year, the Company's termination fee income was higher in 2010 than in 2009.

- Same property net operating income change represents the PNOI increase or decrease for the same operating properties owned during the entire current period and prior year reporting period. PNOI from same properties decreased 2.0% for the three months ended December 31, 2010. For the year 2010, PNOI from same properties decreased 4.2%.

- Occupancy is the percentage of leased square footage for which the lease term has commenced as compared to the total leasable square footage as of the close of the reporting period. Occupancy at December 31, 2010 was 89.8%. Quarter-end occupancy ranged from 86.2% to 89.8% over the period from December 31, 2009 to December 31, 2010.

- Rental rate change represents the rental rate increase or decrease on new and renewal leases compared to the prior leases on the same space. Rental rate decreases on new and renewal leases (5.6% of total square footage) averaged 15.7% for the fourth quarter of 2010. For the year, rental rate decreases on new and renewal leases (25.2% of total square footage) averaged 12.3%.

- Termination fee income for the three months ended December 31, 2010, was $37,000 compared to $208,000 for the same period of 2009. For the year 2010, termination fee income was $2,853,000 compared to $963,000 for 2009. Bad debt expense for the three months ended December 31, 2010, was $202,000 compared to $473,000 for the same period of 2009. For the year 2010, bad debt expense was $1,035,000 compared to $2,101,000 for the same period last year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Real Estate Properties

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. Goodwill is recorded when the purchase price exceeds the fair value of the assets and liabilities acquired. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. The purchase price is also allocated among the following categories of intangible assets: the above or below market component of in-place leases, the value of in-place leases, and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the period in which a property is under development, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. EastGroup currently has the intent and ability to hold its real estate investments and to hold its land inventory for future development. In the event of impairment, the property's basis would be reduced, and the impairment would be recognized as a current period charge on the Consolidated Statements of Income.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. On a quarterly basis, the Company evaluates outstanding receivables and estimates the allowance for doubtful accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes its allowance for doubtful accounts is adequate for its outstanding receivables for the periods presented. In the event the allowance for doubtful accounts is insufficient for an account that is subsequently written off, additional bad debt expense would be recognized as a current period charge on the Consolidated Statements of Income.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2010, 2009 and 2008 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

EastGroup's assets were $1,183,276,000 at December 31, 2010, an increase of $4,758,000 from December 31, 2009. Liabilities increased $40,348,000 to $771,770,000 and equity decreased $35,590,000 to $411,506,000 during the same period. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $76,867,000 during the year ended December 31, 2010, primarily due to the purchase of the operating properties detailed below and the transfer of five properties from development, as detailed under *Development* below.

REAL ESTATE PROPERTIES ACQUIRED IN 2010	*Location*	*Size*	*Date Acquired*	*Cost* [1]
		(Square feet)		*(In thousands)*
Commerce Park 2 & 3	Charlotte, NC	193,000	01/12/10	$ 4,722
Ocean View Corporate Center	San Diego, CA	274,000	01/28/10	13,681
East University Distribution Center III	Phoenix, AZ	32,000	06/01/10	1,142
Total Acquisitions		499,000		$ 19,545

(1) *Total cost of the properties acquired was $23,555,000, of which $19,545,000 was allocated to real estate properties as indicated above. Intangibles associated with the purchases of real estate were allocated as follows: $3,118,000 to in-place lease intangibles, $923,000 to above market leases (both included in Other Assets on the Consolidated Balance Sheets) and $31,000 to below market leases (included in Other Liabilities on the Consolidated Balance Sheets). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. During 2010, the Company expensed acquisition-related costs of $72,000 in connection with the Commerce Park, Ocean View, and East University III acquisitions. During the fourth quarter of 2009, the Company expensed acquisition-related costs of $62,000 in connection with the Commerce Park and Ocean View acquisitions. These costs are included in General and Administrative Expenses on the Consolidated Statements of Income.*

EastGroup also acquired 2.1 acres of land adjacent to its Country Club buildings in Tucson, Arizona, for $351,000. This land provides additional parking and trailer storage for the existing buildings.

The Company made capital improvements of $23,953,000 on existing and acquired properties (included in the Capital Expenditures table under *Results of Operations*). Also, the Company incurred costs of $2,563,000 on development properties subsequent to transfer to *Real Estate Properties*; the Company records these expenditures as development costs on the Consolidated Statements of Cash Flows during the 12-month period following transfer.

Development

EastGroup's investment in development at December 31, 2010 consisted of properties under construction of $2,462,000 and prospective development (primarily land) of $71,260,000. The Company's total investment in development at December 31, 2010 was $73,722,000 compared to $97,594,000 at December 31, 2009. Total capital invested for development during 2010 was $9,145,000, which consisted of costs of $6,081,000 and $501,000 as detailed in the development activity table below and costs of $2,563,000 on developments transferred to *Real Estate Properties* during the 12-month period following transfer.

The Company transferred five developments to *Real Estate Properties* during 2010 with a total investment of $30,454,000 as of the date of transfer.

DEVELOPMENT	Size	Costs Transferred in 2010[1]	Costs Incurred For the Year Ended 12/31/10	Costs Incurred Cumulative as of 12/31/10	Estimated Total Costs[2]
	(Square feet)	*(In thousands)*			
UNDER CONSTRUCTION					
Arion 8 Expansion, San Antonio, TX	20,000	$ –	1,356	1,407	1,900
World Houston 31, Houston, TX	44,000	973	82	1,055	4,600
Total Under Construction	64,000	973	1,438	2,462	6,500
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Tucson, AZ	70,000	–	–	417	4,900
Tampa, FL	249,000	–	281	4,200	14,600
Orlando, FL	1,584,000	–	2,006	23,032	101,700
Fort Myers, FL	659,000	–	631	16,554	48,100
Dallas, TX	70,000	–	61	702	4,100
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,020,000	(973)	1,099	15,398	63,500
San Antonio, TX	595,000	–	485	6,632	37,500
Charlotte, NC	95,000	–	80	1,175	7,100
Jackson, MS	28,000	–	–	706	2,000
Total Prospective Development	4,621,000	(973)	4,643	71,260	293,100
	4,685,000	$ –	6,081	73,722	299,600
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2010					
Beltway Crossing VII, Houston, TX	95,000	$ –	6	5,651	
Country Club III & IV, Tucson, AZ	138,000	–	57	10,784	
Oak Creek IX, Tampa, FL	85,000	–	29	5,180	
Blue Heron III, West Palm Beach, FL	20,000	–	62	2,612	
World Houston 30, Houston, TX	88,000	–	347	6,227	
Total Transferred to Real Estate Properties	426,000	$ –	501	30,454 [3]	

(1) Represents costs transferred from Prospective Development (primarily land) to Under Construction during the period.
(2) Included in these costs are development obligations of $2.0 million and tenant improvement obligations of $452 thousand on properties under development.
(3) Represents cumulative costs at the date of transfer.

Accumulated depreciation on real estate and development properties increased $48,442,000 during 2010 due to depreciation expense on real estate properties.

A summary of *Other Assets* is presented in Note 5 in the Notes to Consolidated Financial Statements.

LIABILITIES

Mortgage notes payable increased $41,475,000 during the year ended December 31, 2010, as a result of a $74,000,000 mortgage loan executed by the Company at the end of the fourth quarter. The increase was offset by the repayment of one mortgage of $8,770,000, principal paydowns on two mortgages totaling $4,000,000, regularly scheduled principal payments of $19,631,000 and mortgage loan premium amortization of $124,000.

Notes payable to banks increased $2,138,000 during 2010 as a result of advances of $211,041,000 exceeding repayments of $208,903,000. The Company's credit facilities are described in greater detail under *Liquidity and Capital Resources*.

See Note 8 in the Notes to Consolidated Financial Statements for a summary of *Accounts Payable and Accrued Expenses*. See Note 9 in the Notes to Consolidated Financial Statements for a summary of *Other Liabilities*.

EQUITY

During 2010, distributions in excess of earnings increased $37,890,000 as a result of dividends on common stock of $56,215,000 exceeding net income available to EastGroup Properties, Inc. common stockholders of $18,325,000. See Note 11 in the Notes to Consolidated Financial Statements for information related to the changes in additional paid-in capital resulting from stock-based compensation.

RESULTS OF OPERATIONS

2010 Compared to 2009

Net income available to common stockholders for 2010 was $18,325,000 ($.68 per basic and diluted share) compared to $26,659,000 ($1.04 per basic and diluted share) for 2009. The decrease in earnings per share (EPS) was mainly attributable to a decrease in same property operations, increased depreciation and amortization expense, increased interest expense, and increased general and administrative expense.

PNOI decreased by $154,000, or 0.1%, for 2010 compared to 2009, primarily due to a decrease in PNOI of $5,008,000 from same property operations, offset by an increase in PNOI of $2,472,000 from newly developed properties and an increase of $2,407,000 from 2009 and 2010 acquisitions. Expense to revenue ratios were 29.6% in 2010 compared to 29.2% in 2009. The Company's percentage of leased square footage was 90.8% at December 31, 2010, compared to 90.0% at December 31, 2009. Occupancy at the end of 2010 was 89.8% compared to 89.4% at the end of 2009.

General and administrative expenses increased $1,261,000 for the year ended December 31, 2010, as compared to 2009. The increase was primarily attributable to a decrease in capitalized development costs due to a slowdown in the Company's development program.

The following table presents the components of interest expense for 2010 and 2009:

	Years Ended December 31,		
	2010	*2009*	*Increase*
	(In thousands, except rates of interest)		
Average bank borrowings	$ **122,942**	107,341	15,601
Weighted average variable interest rates *(excluding loan cost amortization)*	**1.42%**	1.48%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	**1,750**	1,589	161
Amortization of bank loan costs	**314**	297	17
Total variable rate interest expense	**2,064**	1,886	178
FIXED RATE INTEREST EXPENSE			
Fixed rate interest *(excluding loan cost amortization)*	**35,978**	35,755	223
Amortization of mortgage loan costs	**742**	735	7
Total fixed rate interest expense	**36,720**	36,490	230
Total interest	**38,784**	38,376	408
Less capitalized interest	**(3,613)**	(5,856)	2,243
TOTAL INTEREST EXPENSE	$ **35,171**	32,520	2,651

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. Capitalized interest decreased in 2010 as compared to 2009 due to a slowdown in the Company's development program.

The Company's weighted average variable interest rates in 2010 were slightly lower than in 2009. A summary of the Company's weighted average interest rates on mortgage debt at year-end for the past several years is presented below:

MORTGAGE DEBT AS OF:	*Weighted Average Interest Rate*
December 31, 2006	6.21%
December 31, 2007	6.06%
December 31, 2008	5.96%
December 31, 2009	6.09%
December 31, 2010	5.90%

The increase in mortgage interest expense in 2010 was primarily due to the new mortgages detailed in the table below.

NEW MORTGAGES IN 2009 AND 2010	*Interest Rate*	*Date*	*Maturity Date*	*Amount*
Tower Automotive Center [(1)]	6.030%	01/02/09	01/15/11	$ 9,365,000
Dominguez, Kingsview, Walnut, Washington, Industry I & III and Shaw	7.500%	05/05/09	05/05/19	67,000,000
40th Avenue, Centennial Park, Executive Airport, Beltway V, Techway Southwest IV, Wetmore V-VIII, Ocean View and World Houston 26, 28, 29 & 30	4.390%	12/28/10	01/05/21	74,000,000
Weighted Average/Total Amount	5.878%			$ 150,365,000

(1) The Company repaid the previous mortgage note on the Tower Automotive Center and replaced it with this new mortgage note for the same amount. See the table below for details on the previous mortgage. The new mortgage obtained on January 2, 2009 was repaid on October 1, 2010.

Mortgage principal payments due in the amortization period were $19,631,000 in 2010 and $18,173,000 in 2009. In 2010, the Company repaid one mortgage note with a balance of $8,770,000. In addition, EastGroup made principal paydowns on two mortgage notes totaling $4,000,000. In 2009, the Company repaid three mortgages with balloon payments totaling $40,927,000. These repayments and paydowns were included in the mortgage principal payments for 2009 and 2010. The details of the mortgages repaid in 2009 and 2010 are shown in the following table:

MORTGAGE LOANS REPAID IN 2009 AND 2010	*Interest Rate*	*Date Repaid*	*Payoff Amount*
Tower Automotive Center [(1)]	8.020%	01/02/09	$ 9,365,000
Dominguez, Kingsview, Walnut, Washington, Industry Distribution Center I and Shaw	6.800%	02/13/09	31,357,000
Oak Creek I	8.875%	06/01/09	205,000
Tower Automotive Center	6.030%	10/01/10	8,770,000
Weighted Average/Total Amount	6.903%		$ 49,697,000

(1) The Tower Automotive Center mortgage was repaid and replaced with another mortgage note payable for the same amount. See the new mortgage detailed in the new mortgages table above. The new mortgage obtained on January 2, 2009 was repaid on October 1, 2010.

Depreciation and amortization for continuing operations increased $4,397,000 for 2010 as compared to 2009. This increase was primarily due to properties acquired and transferred from development during 2009 and 2010. Operating property acquisitions and transferred developments were $54 million in 2010 and $100 million in 2009.

Straight-lining of rent for continuing operations increased income by $2,496,000 in 2010 as compared to $1,606,000 in 2009.

Capital Expenditures

Capital expenditures for operating properties for the years ended December 31, 2010 and 2009 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2010	*2009*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	**$ 40**	68
Tenant Improvements:			
New Tenants	Lease Life	**12,166**	7,591
New Tenants *(first generation)* [(1)]	Lease Life	**1,022**	760
Renewal Tenants	Lease Life	**2,023**	1,099
Other:			
Building Improvements	5-40 yrs	**4,351**	2,726
Roofs	5-15 yrs	**2,725**	2,987
Parking Lots	3-5 yrs	**1,045**	603
Other	5 yrs	**581**	378
Total Capital Expenditures		**$ 23,953**	16,212

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2010 and 2009 were as follows:

	Estimated Useful Life	Years Ended December 31, 2010	2009
		(In thousands)	
Development	Lease Life	$ 350	1,675
New Tenants	Lease Life	3,701	2,620
New Tenants *(first generation)* [1]	Lease Life	174	74
Renewal Tenants	Lease Life	3,268	2,618
Total Capitalized Leasing Costs		$ 7,493	6,987
Amortization of Leasing Costs [2]		$ 6,703	6,366

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the operating properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the Consolidated Statements of Income. During 2010, the Company did not sell any operating properties. During 2009, EastGroup sold one operating property, Butterfield Trail (Building G).

See Notes 1(f) and 2 in the Notes to Consolidated Financial Statements for more information related to discontinued operations and gain on sales of real estate investments. The following table presents the components of revenue and expense for the operating properties sold or held for sale during 2010 and 2009. There were no properties held for sale at December 31, 2010 or 2009.

Discontinued Operations	Years Ended December 31, 2010	2009
	(In thousands)	
Income from real estate operations	$ –	–
Expenses from real estate operations	–	(88)
Property net operating loss from discontinued operations	–	(88)
Depreciation and amortization	–	(51)
Loss from real estate operations	–	(139)
Gain on sales of real estate investments	–	29
Loss from discontinued operations	$ –	(110)

2009 Compared to 2008

Net income available to common stockholders for 2009 was $26,659,000 ($1.04 per basic and diluted share) compared to $32,134,000 ($1.31 per basic share and $1.30 per diluted share) for 2008. Diluted EPS for 2008 included gain on sales of real estate, gain on sales of securities, and a gain on involuntary conversion totaling $3.0 million ($.12 per share).

PNOI increased by $1,018,000, or 0.8%, for 2009 compared to 2008, primarily due to additional PNOI of $4,479,000 from newly developed properties and $1,218,000 from 2008 and 2009 acquisitions, offset by a decrease of $4,843,000 from same property operations. Expense to revenue ratios were 29.2% in 2009 compared to 28.1% in 2008. The increase was primarily due to increased bad debt expense and lower occupancy in 2009 as compared to 2008. The Company's percentage of leased square footage was 90.0% at December 31, 2009, compared to 94.8% at December 31, 2008. Occupancy at the end of 2009 was 89.4% compared to 93.8% at the end of 2008.

General and administrative expenses increased $524,000 for the year ended December 31, 2009, as compared to 2008. The increase was primarily attributable to a decrease in capitalized development costs due to a slowdown in the Company's development program. In accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, *Business Combinations*, which became effective January 1, 2009, EastGroup expensed acquisition-related costs of $115,000 during 2009 in connection with the Company's operating property acquisitions in Las Vegas (Arville Distribution Center) and Dallas (Interstate

Distribution Center V, VI and VII). In 2008, acquisition-related costs were capitalized with the purchase price of the properties acquired; therefore, general and administrative expenses for 2008 include no acquisition-related costs.

The following table presents the components of interest expense for 2009 and 2008:

	Years Ended December 31,		
	2009	*2008*	*Increase (Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	$ 107,341	125,647	(18,306)
Weighted average variable interest rates *(excluding loan cost amortization)*	1.48%	3.94%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	1,589	4,944	(3,355)
Amortization of bank loan costs	297	295	2
Total variable rate interest expense	1,886	5,239	(3,353)
FIXED RATE INTEREST EXPENSE			
Fixed rate interest *(excluding loan cost amortization)*	35,755	31,219	4,536
Amortization of mortgage loan costs	735	680	55
Total fixed rate interest expense	36,490	31,899	4,591
Total interest	38,376	37,138	1,238
Less capitalized interest	(5,856)	(6,946)	1,090
TOTAL INTEREST EXPENSE	$ 32,520	30,192	2,328

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2009 were lower than in 2008. A summary of the Company's weighted average interest rates on mortgage debt at year-end for the past several years is presented below:

MORTGAGE DEBT AS OF:	*Weighted Average Interest Rate*
December 31, 2005	6.31%
December 31, 2006	6.21%
December 31, 2007	6.06%
December 31, 2008	5.96%
December 31, 2009	6.09%

The increase in mortgage interest expense in 2009 was primarily due to the new mortgages detailed in the table below.

NEW MORTGAGES IN 2008 AND 2009	*Interest Rate*	*Date*	*Maturity Date*	*Amount*
Beltway II, III & IV, Commerce Park 1, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Wetmore I-IV and World Houston 15 & 22	5.500%	03/19/08	04/05/15	$ 78,000,000
Southridge XII, Airport Commerce Center I & II, Interchange Park, Ridge Creek Distribution Center, World Houston 24, 25 & 27 and Waterford Distribution Center	5.750%	12/09/08	01/05/14	59,000,000
Tower Automotive Center [1]	6.030%	01/02/09	01/15/11	9,365,000
Dominguez, Kingsview, Walnut, Washington, Industry I & III and Shaw	7.500%	05/05/09	05/05/19	67,000,000
Weighted Average/Total Amount	6.220%			$ 213,365,000

(1) The Company repaid the previous mortgage note on the Tower Automotive Center and replaced it with this new mortgage note for the same amount. See the table below for details on the previous mortgage.

Mortgage principal payments due in the amortization period were $18,173,000 in 2009 and $16,434,000 in 2008. In 2009, the Company repaid three mortgages with balloon payments totaling $40,927,000. These repayments were included in the mortgage principal payments for 2009. EastGroup had no mortgage maturities in 2008. The details of the mortgages repaid in 2009 are shown in the following table:

MORTGAGE LOANS REPAID IN 2009	*Interest Rate*	*Date Repaid*		*Payoff Amount*
Tower Automotive Center (1)	8.020%	01/02/09	$	9,365,000
Dominguez, Kingsview, Walnut, Washington, Industry Distribution Center I and Shaw	6.800%	02/13/09		31,357,000
Oak Creek I	8.875%	06/01/09		205,000
Weighted Average/Total Amount	7.090%		$	40,927,000

(1) The Tower Automotive Center mortgage was repaid and replaced with another mortgage note payable for the same amount. See the new mortgage detailed in the new mortgages table above.

Depreciation and amortization for continuing operations increased $2,809,000 for 2009 as compared to 2008. This increase was primarily due to properties acquired and transferred from development during 2008 and 2009. Operating property acquisitions and transferred developments were $100 million in 2009 and $125 million in 2008.

Straight-lining of rent for continuing operations increased income by $1,606,000 in 2009 as compared to $933,000 in 2008.

Capital Expenditures

Capital expenditures for operating properties for the years ended December 31, 2009 and 2008 were as follows:

	Estimated Useful Life		*Years Ended December 31,*	
			2009	*2008*
			(In thousands)	
Upgrade on Acquisitions	40 yrs	$	68	63
Tenant Improvements:				
New Tenants	Lease Life		7,591	7,554
New Tenants *(first generation)* (1)	Lease Life		760	244
Renewal Tenants	Lease Life		1,099	1,504
Other:				
Building Improvements	5-40 yrs		2,726	2,685
Roofs	5-15 yrs		2,987	1,874
Parking Lots	3-5 yrs		603	907
Other	5 yrs		378	379
Total Capital Expenditures		$	16,212	15,210

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2009 and 2008 were as follows:

	Estimated Useful Life		*Years Ended December 31,*	
			2009	*2008*
			(In thousands)	
Development	Lease Life	$	1,675	3,115
New Tenants	Lease Life		2,620	2,370
New Tenants *(first generation)* (1)	Lease Life		74	58
Renewal Tenants	Lease Life		2,618	2,626
Total Capitalized Leasing Costs		$	6,987	8,169
Amortization of Leasing Costs (2)		$	6,366	5,882

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the operating properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the Consolidated Statements of Income. During 2009, EastGroup sold one operating property, Butterfield Trail (Building G). During 2008, the Company disposed of two operating properties (North Stemmons I and Delp Distribution Center III).

See Notes 1(f) and 2 in the Notes to Consolidated Financial Statements for more information related to discontinued operations and gains on the sales of these properties. The following table presents the components of revenue and expense for the operating properties sold or held for sale during 2009 and 2008. There were no properties held for sale at December 31, 2009 or 2008.

	Years Ended December 31,	
Discontinued Operations	*2009*	*2008*
	(In thousands)	
Income from real estate operations	$ –	348
Expenses from real estate operations	(88)	(190)
Property net operating income (loss) from discontinued operations	(88)	158
Depreciation and amortization	(51)	(148)
Income (loss) from real estate operations	(139)	10
Gain on sales of real estate investments	29	2,032
Income (loss) from discontinued operations	$ (110)	2,042

NEW ACCOUNTING PRONOUNCEMENTS

In 2009, the FASB issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements*, which amends certain disclosure requirements of ASC 820. This ASU provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. ASU 2010-06 became effective for interim and annual reporting periods beginning after December 15, 2009, and the Company has adopted the provisions and provided the necessary disclosures beginning with the period ended March 31, 2010.

In 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. ASU 2010-20 became effective for interim and annual reporting periods ended on or after December 15, 2010, and the impact to the Company's disclosures was not significant due to the level of activity in this area.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $76,858,000 for the year ended December 31, 2010. The primary other sources of cash were from bank borrowings and proceeds from mortgage notes. The Company distributed $56,294,000 in common stock dividends during 2010. Other primary uses of cash were for bank debt repayments, mortgage note repayments and paydowns, purchases of real estate, capital improvements at various properties, and construction and development of properties.

Total debt at December 31, 2010 and 2009 is detailed below. The Company's bank credit facilities have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2010 and 2009.

	December 31,	
	2010	*2009*
	(In thousands)	
Mortgage notes payable – fixed rate	**$ 644,424**	602,949
Bank notes payable – floating rate	**91,294**	89,156
Total debt	**$ 735,718**	692,105

EastGroup has a four-year, $200 million unsecured revolving credit facility with a group of seven banks that matures in January 2012. The interest rate on the facility is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 15 to 20 basis points. The interest rate on each tranche is usually reset on a monthly basis and as of

December 31, 2010, was LIBOR plus 85 basis points with an annual facility fee of 20 basis points. The line of credit has an option for a one-year extension on the same terms and conditions at the Company's request. At year-end, the Company had two letters of credit totaling $2,389,000 associated with this line of credit. These letters reduce the amount available on the credit facility. In February 2011, the letter of credit for $2,048,000 was cancelled. At December 31, 2010, the weighted average interest rate was 1.120% on a balance of $86,000,000.

EastGroup also has a four-year, $25 million unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2012. This credit facility is customarily used for working capital needs. The interest rate on this working capital line is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement). As of December 31, 2010, the Company's interest rate on this working capital line was LIBOR plus 90 basis points with no annual facility fee. At December 31, 2010, the interest rate was 1.161% on a balance of $5,294,000.

As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate debt to replace the short-term bank borrowings.

The current economic situation is impacting lenders, making it more difficult to obtain financing. Loan proceeds as a percentage of property value have decreased, and property values have decreased. The Company believes its current lines of credit provide the capacity to fund the operations of the Company for 2011 and 2012. The Company also believes it can obtain mortgage financing from insurance companies and financial institutions and issue common equity.

On December 28, 2010, EastGroup closed on a $74 million, non-recourse first mortgage loan with a fixed interest rate of 4.39%, a 10-year term and a 20-year amortization schedule. The loan is secured by properties containing 1.3 million square feet. The Company used the proceeds of this mortgage loan to pay down $4 million of other mortgage debt and to reduce variable rate bank borrowings.

On October 1, 2010, the Company repaid its $8,770,000 mortgage loan on the Tower Automotive Center that had an interest rate of 6.03% and a maturity date of January 15, 2011.

Contractual Obligations

EastGroup's fixed, non-cancelable obligations as of December 31, 2010 were as follows:

	Payments Due by Period				
	Total	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
			(In thousands)		
Fixed Rate Debt Obligations (1)	$ 644,424	80,258	124,660	192,668	246,838
Interest on Fixed Rate Debt	164,230	34,365	57,589	38,726	33,550
Variable Rate Debt Obligations (2)	91,294	–	91,294	–	–
Interest on Variable Rate Debt (3)	1,031	1,025	6	–	–
Operating Lease Obligations:					
Office Leases	1,128	382	703	43	–
Ground Leases	17,404	700	1,400	1,400	13,904
Real Estate Property Obligations (4)	590	590	–	–	–
Development Obligations (5)	2,010	2,010	–	–	–
Tenant Improvements (6)	6,161	6,161	–	–	–
Purchase Obligations (7)	–	–	–	–	–
Total	$ 928,272	125,491	275,652	232,837	294,292

(1) *These amounts are included on the Consolidated Balance Sheets.*
(2) *The Company's variable rate debt changes depending on the Company's cash needs and, as such, both the principal amounts and the interest rates are subject to variability. At December 31, 2010, the weighted average interest rate was 1.12% on the variable rate debt due in January 2012.*
(3) *Represents an estimate of interest due on variable rate debt based on the outstanding variable rate debt and interest rates on that debt as of December 31, 2010.*
(4) *Represents commitments on real estate properties, except for tenant improvement obligations.*
(5) *Represents commitments on properties under development, except for tenant improvement obligations.*
(6) *Represents tenant improvement allowance obligations.*
(7) *EastGroup had no purchase obligations as of December 31, 2010.*

The Company anticipates that its current cash balance, operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) maintaining compliance with its debt covenants, (v) distributions to stockholders, (vi) capital improvements, (vii) purchases of properties, (viii) development, and (ix) any other normal business activities of the Company, both in the short- and long-term.

INFLATION AND OTHER ECONOMIC CONSIDERATIONS

Most of the Company's leases include scheduled rent increases. Additionally, most of the Company's leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In the event inflation causes increases in the Company's general and administrative expenses or the level of interest rates, such increased costs would not be passed through to tenants and could adversely affect the Company's results of operations.

EastGroup's financial results are affected by general economic conditions in the markets in which the Company's properties are located. The current economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of the Company's existing tenants to make lease payments and may therefore increase bad debt expense. It may also impact the Company's ability to (i) renew leases or re-lease space as leases expire, or (ii) lease development space. In addition, the economic downturn or recession could also lead to an increase in overall vacancy rates or decline in rents the Company can charge to re-lease properties upon expiration of current leases. In all of these cases, EastGroup's cash flows would be adversely affected.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has two variable rate bank lines as discussed under *Liquidity and Capital Resources*. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2011	*2012*	*2013*	*2014*	*2015*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt *(in thousands)*	$ 80,258	66,640	58,020	94,745	97,923	246,838	644,424	671,527[(1)]
Weighted average interest rate	7.04%	6.55%	5.12%	5.71%	5.40%	5.80%	5.90%	
Variable rate debt *(in thousands)*	$ –	91,294[(2)]	–	–	–	–	91,294	89,818[(3)]
Weighted average interest rate	–	1.12%	–	–	–	–	1.12%	

(1) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
(2) The variable rate debt matures on January 3, 2012 and is comprised of two lines of credit with balances of $86,000,000 on the $200 million line of credit and $5,294,000 on the $25 million working capital line of credit as of December 31, 2010. The $200 million line of credit has an option for a one-year extension on the same terms and conditions at the Company's request.
(3) The fair value of the Company's variable rate debt is estimated by discounting expected cash flows at current market rates.

As the table above incorporates only those exposures that existed as of December 31, 2010, it does not consider those exposures or positions that could arise after that date. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 11 basis points, interest expense and cash flows would increase or decrease by approximately $102,000 annually.

EastGroup repaid its $8,770,000 mortgage loan on the Tower Automotive Center on October 1, 2010. Until the repayment, the Company had an interest rate swap agreement to hedge its exposure to the variable interest rate on this recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively paid a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap was designated as a cash flow hedge and was considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap were recognized in other comprehensive income (loss). Upon repayment, the $84,000 loss on the extinguishment of the swap was recorded in *Other Expense* on the Consolidated Statements of Income. The Company did not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Interest Rate*	*Effective Interest Rate*	*Fair Value at 12/31/10*	*Fair Value at 12/31/09*
	(In thousands)					*(In thousands)*	
Swap	$ –	Settled on 10/01/10	1 month LIBOR	4.03%	6.03%	$ –	($318)

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "anticipates," "expects," "believes," "intends," "plans," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future, including statements relating to rent and occupancy growth, development activity, the acquisition or sale of properties, general conditions in the geographic areas where the Company operates and the availability of capital, are forward-looking statements. Forward-looking statements are inherently subject to known and unknown risks and uncertainties, many of which the Company cannot predict, including, without limitation: changes in general economic conditions; the extent of tenant defaults or of any early lease terminations; the Company's ability to lease or re-lease space at current or anticipated rents; the availability of financing; changes in the supply of and demand for industrial/warehouse properties; increases in interest rate levels; increases in operating costs; natural disasters, terrorism, riots and acts of war, and the Company's ability to obtain adequate insurance; changes in governmental regulation, tax rates and similar matters; and other risks associated with the development and acquisition of properties, including risks that development projects may not be completed on schedule, development or operating costs may be greater than anticipated or acquisitions may not close as scheduled, and those additional factors discussed under "Item 1A. Risk Factors" in Part I of this report. Although the Company believes the expectations reflected in the forward-looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. The Company assumes no obligation whatsoever to publicly update or revise any forward-looking statements. See also the information contained in the Company's reports filed or to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Registrant's Consolidated Balance Sheets as of December 31, 2010 and 2009, and its Consolidated Statements of Income, Changes in Equity and Cash Flows and Notes to Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008 and the Report of Independent Registered Public Accounting Firm thereon are included under Item 15 of this report and are incorporated herein by reference. Unaudited quarterly results of operations included in the Notes to Consolidated Financial Statements are also incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

(i) Disclosure Controls and Procedures.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

(ii) Internal Control Over Financial Reporting.

(a) Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is set forth in Part IV, Item 15 of this Form 10-K on page 33 and is incorporated herein by reference.

(b) Report of the independent registered public accounting firm.

The report of KPMG LLP, the Company's independent registered public accounting firm, on the Company's internal control over financial reporting is set forth in Part IV, Item 15 of this Form 10-K on page 33 and is incorporated herein by reference.

(c) Changes in internal control over financial reporting.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The following table sets forth information regarding the Company's executive officers and directors as of December 31, 2010.

Name	Position
D. Pike Aloian	Director since 1999; Partner in Rothschild Realty Managers LLC (real estate advisory and investment management services)
H.C. Bailey, Jr.	Director since 1980; Chairman and President of H.C. Bailey Company (real estate development and investment)
Hayden C. Eaves III	Director since 2002; President of Hayden Holdings, Inc. (real estate investment)
Fredric H. Gould	Director since 1998; Chairman of the General Partner of Gould Investors L.P., Chairman of BRT Realty Trust and Chairman of One Liberty Properties, Inc.
Mary E. McCormick	Director since 2005; Senior Advisor with Rothschild Realty Managers LLC (real estate advisory and investment management services)
David M. Osnos	Director since 1993; Of Counsel to the law firm of Arent Fox LLP
Leland R. Speed	Director since 1978; Chairman of the Board of the Company
David H. Hoster II	Director since 1993; President and Chief Executive Officer of the Company
N. Keith McKey	Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company
John F. Coleman	Senior Vice President of the Company
Bruce Corkern	Senior Vice President, Chief Accounting Officer and Controller of the Company
William D. Petsas	Senior Vice President of the Company
Brent W. Wood	Senior Vice President of the Company

All other information required by Item 10 of Part III regarding the Company's executive officers and directors is incorporated herein by reference from the sections entitled "Proposal One: Election of Directors" and "Executive Officers" in the Company's definitive Proxy Statement ("2011 Proxy Statement") to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, for EastGroup's Annual Meeting of Stockholders to be held on May 25, 2011. The 2011 Proxy Statement will be filed within 120 days after the end of the Company's fiscal year ended December 31, 2010.

The information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2011 Proxy Statement.

Information regarding EastGroup's code of business conduct and ethics found in the subsection captioned "Available Information" in Item 1 of Part I hereof is also incorporated herein by reference into this Item 10.

The information regarding the Company's audit committee, its members and the audit committee financial experts is incorporated herein by reference from the subsection entitled "Audit Committee" in the section entitled "Board Committees and Meetings" in the Company's 2011 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION.

The information included under the following captions in the Company's 2011 Proxy Statement is incorporated herein by reference: "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards in 2010," "Outstanding Equity Awards at 2010 Fiscal Year-End," "Option Exercises and Stock Vested in 2010," "Potential Payments upon Termination or Change in Control," "Director Compensation" and "Compensation Committee Interlocks and Insider Participation." The information included under the heading "Compensation Committee Report" in the Company's 2011 Proxy Statement is incorporated herein by reference; however, this information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference from the sections entitled "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management and Directors" in the Company's 2011 Proxy Statement.

The following table summarizes the Company's equity compensation plan information as of December 31, 2010.

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	18,250	$24.35	1,504,921
Equity compensation plans not approved by security holders	–	–	–
Total	18,250	$24.35	1,504,921

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information regarding transactions with related parties and director independence is incorporated herein by reference from the sections entitled "Independent Directors" and "Certain Transactions and Relationships" in the Company's 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information regarding principal auditor fees and services is incorporated herein by reference from the section entitled "Independent Registered Public Accounting Firm" in the Company's 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Index to Financial Statements:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted, or the required information is included in the Notes to Consolidated Financial Statements.

(3) Exhibits required by Item 601 of Regulation S-K:

(3) Articles of Incorporation and Bylaws

(a) Articles of Incorporation (incorporated by reference to Appendix B to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 5, 1997).
(b) Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed December 10, 2008).

(10) Material Contracts (*Indicates management or compensatory agreement):

(a) EastGroup Properties, Inc. 1994 Management Incentive Plan, as Amended and Restated (incorporated by reference to Appendix A to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 2, 1999).*
(b) Amendment No. 1 to the Amended and Restated 1994 Management Incentive Plan (incorporated by reference to Exhibit 10(c) to the Company's Form 8-K filed January 8, 2007).*
(c) EastGroup Properties, Inc. 2000 Directors Stock Option Plan (incorporated by reference to Appendix A to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 1, 2000).*
(d) EastGroup Properties, Inc. 2004 Equity Incentive Plan (incorporated by reference to Appendix D to the Company's Proxy Statement for its Annual Meeting of Stockholders held on May 27, 2004).*
(e) Amendment No. 1 to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10(f) to the Company's Form 10-K for the year ended December 31, 2006). *
(f) Amendment No. 2 to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10(d) to the Company's Form 8-K filed January 8, 2007).*
(g) EastGroup Properties, Inc. 2005 Directors Equity Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 2, 2005).*
(h) Amendment No. 1 to the 2005 Directors Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 6, 2006).*
(i) Amendment No. 2 to the 2005 Directors Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 3, 2008).*
(j) Form of Severance and Change in Control Agreement that the Company has entered into with Leland R. Speed, David H. Hoster II and N. Keith McKey (incorporated by reference to Exhibit 10(a) to the Company's Form 8-K filed January 7, 2009).*
(k) Form of Severance and Change in Control Agreement that the Company has entered into with John F. Coleman, William D. Petsas, Brent W. Wood and C. Bruce Corkern (incorporated by reference to Exhibit 10(b) to the Company's Form 8-K filed January 7, 2009).*

(l) Compensation Program for Non-Employee Directors (a written description thereof is set forth in Item 5.02 of the Company's Form 8-K filed June 3, 2008).*

(m) Annual Cash Bonus, 2009 Annual Long-Term Equity Incentive and Supplemental Annual Long-Term Equity Incentive Performance Goals (a written description thereof is set forth in Item 5.02 of the Company's Form 8-K filed June 2, 2009).*

(n) Second Amended and Restated Credit Agreement Dated January 4, 2008 among EastGroup Properties, L.P.; EastGroup Properties, Inc.; PNC Bank, National Association, as Administrative Agent; Regions Bank and SunTrust Bank as Co-Syndication Agents; Wells Fargo Bank, National Association as Documentation Agent; and PNC Capital Markets LLC, as Sole Lead Arranger and Sole Bookrunner; and the Lenders thereunder (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed January 10, 2008).

(o) First Amendment, dated February 2, 2011, to the Second Amended and Restated Credit Agreement Dated January 4, 2008 (filed herewith).

(21) Subsidiaries of EastGroup Properties, Inc. (filed herewith).

(23) Consent of KPMG LLP (filed herewith).

(24) Powers of attorney (filed herewith).

(31) Rule 13a-14(a)/15d-14(a) Certifications (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)
  (a) David H. Hoster II, Chief Executive Officer
  (b) N. Keith McKey, Chief Financial Officer

(32) Section 1350 Certifications (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)
  (a) David H. Hoster II, Chief Executive Officer
  (b) N. Keith McKey, Chief Financial Officer

(101) The following materials from EastGroup Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets, (ii) consolidated statements of income, (iii) consolidated statements of changes in equity, (iv) consolidated statements of cash flows, and (v) the notes to the consolidated financial statements, tagged as block of text.**

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Jackson, Mississippi
February 25, 2011

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on EastGroup's evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

/s/ EASTGROUP PROPERTIES, INC.

Jackson, Mississippi
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited EastGroup Properties, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EastGroup Properties, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 25, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Jackson, Mississippi
February 25, 2011

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,	
		2010	2009
	(In thousands, except for share and per share data)		
ASSETS			
Real estate properties	$	**1,447,455**	1,370,588
Development		**73,722**	97,594
		1,521,177	1,468,182
Less accumulated depreciation		**(403,187)**	(354,745)
		1,117,990	1,113,437
Unconsolidated investment		**2,740**	2,725
Cash		**137**	1,062
Other assets		**62,409**	61,294
TOTAL ASSETS	$	**1,183,276**	1,178,518
LIABILITIES AND EQUITY			
LIABILITIES			
Mortgage notes payable	$	**644,424**	602,949
Notes payable to banks		**91,294**	89,156
Accounts payable and accrued expenses		**20,969**	23,602
Other liabilities		**15,083**	15,715
Total Liabilities		**771,770**	731,422
EQUITY			
Stockholders' Equity:			
Common shares; $.0001 par value; 70,000,000 shares authorized; 26,973,531 shares issued and outstanding at December 31, 2010 and 26,826,100 at December 31, 2009		**3**	3
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued		**–**	–
Additional paid-in capital on common shares		**591,106**	589,197
Distributions in excess of earnings		**(182,253)**	(144,363)
Accumulated other comprehensive loss		**–**	(318)
Total Stockholders' Equity		**408,856**	444,519
Noncontrolling interest in joint ventures		**2,650**	2,577
Total Equity		**411,506**	447,096
TOTAL LIABILITIES AND EQUITY	$	**1,183,276**	1,178,518

See accompanying Notes to Consolidated Financial Statements.

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2010	*2009*	*2008*
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ **173,002**	172,273	168,255
Other income	**124**	81	248
	173,126	172,354	168,503
EXPENSES			
Expenses from real estate operations	**51,142**	50,259	47,259
Depreciation and amortization	**58,350**	53,953	51,144
General and administrative	**10,332**	9,071	8,547
	119,824	113,283	106,950
OPERATING INCOME	**53,302**	59,071	61,553
OTHER INCOME (EXPENSE)			
Equity in earnings of unconsolidated investment	**335**	320	316
Gain on sales of non-operating real estate	**37**	31	321
Gain on sales of securities	–	–	435
Other expense	**(84)**	–	–
Interest income	**336**	302	293
Interest expense	**(35,171)**	(32,520)	(30,192)
INCOME FROM CONTINUING OPERATIONS	**18,755**	27,204	32,726
DISCONTINUED OPERATIONS			
Income (loss) from real estate operations	–	(139)	10
Gain on sales of real estate investments	–	29	2,032
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	–	(110)	2,042
NET INCOME	**18,755**	27,094	34,768
Net income attributable to noncontrolling interest in joint ventures	**(430)**	(435)	(626)
NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.	**18,325**	26,659	34,142
Dividends on Series D preferred shares	–	–	1,326
Costs on redemption of Series D preferred shares	–	–	682
NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS	$ **18,325**	26,659	32,134
BASIC PER COMMON SHARE DATA FOR NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Income from continuing operations	$ **.68**	1.04	1.23
Income (loss) from discontinued operations	**.00**	.00	.08
Net income available to common stockholders	$ **.68**	1.04	1.31
Weighted average shares outstanding	**26,752**	25,590	24,503
DILUTED PER COMMON SHARE DATA FOR NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Income from continuing operations	$ **.68**	1.04	1.22
Income (loss) from discontinued operations	**.00**	.00	.08
Net income available to common stockholders	$ **.68**	1.04	1.30
Weighted average shares outstanding	**26,824**	25,690	24,653
AMOUNTS AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Income from continuing operations	$ **18,325**	26,769	30,092
Income (loss) from discontinued operations	–	(110)	2,042
Net income available to common stockholders	$ **18,325**	26,659	32,134

See accompanying Notes to Consolidated Financial Statements

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Distributions In Excess Of Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Joint Ventures	Total
	(In thousands, except for share and per share data)						
BALANCE, DECEMBER 31, 2007	$ 32,326	2	467,573	(97,460)	(56)	2,312	404,697
Comprehensive income							
Net income	–	–	–	34,142	–	626	34,768
Net unrealized change in fair value of interest rate swap	–	–	–	–	(466)	–	(466)
Total comprehensive income							34,302
Common dividends declared – $2.08 per share	–	–	–	(51,767)	–	–	(51,767)
Preferred dividends declared – $1.0048 per share	–	–	–	(1,326)	–	–	(1,326)
Redemption of 1,320,000 shares of Series D preferred stock	(32,326)	–	–	(682)	–	–	(33,008)
Stock-based compensation, net of forfeitures	–	–	3,176	–	–	–	3,176
Issuance of 1,198,700 shares of common stock, common stock offering, net of expenses	–	1	57,178	–	–	–	57,179
Issuance of 25,720 shares of common stock, options exercised	–	–	526	–	–	–	526
Issuance of 6,627 shares of common stock, dividend reinvestment plan	–	–	281	–	–	–	281
Withheld 7,150 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(282)	–	–	–	(282)
Distributions to noncontrolling interest	–	–	–	–	–	(402)	(402)
BALANCE, DECEMBER 31, 2008	–	3	528,452	(117,093)	(522)	2,536	413,376
Comprehensive income							
Net income	–	–	–	26,659	–	435	27,094
Net unrealized change in fair value of interest rate swap	–	–	–	–	204	–	204
Total comprehensive income							27,298
Common dividends declared – $2.08 per share	–	–	–	(53,929)	–	–	(53,929)
Stock-based compensation, net of forfeitures	–	–	2,060	–	–	–	2,060
Issuance of 1,600,000 shares of common stock, common stock offering, net of expenses	–	–	57,553	–	–	–	57,553
Issuance of 57,436 shares of common stock, options exercised	–	–	1,180	–	–	–	1,180
Issuance of 7,938 shares of common stock, dividend reinvestment plan	–	–	268	–	–	–	268
Withheld 8,514 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(316)	–	–	–	(316)
Distributions to noncontrolling interest	–	–	–	–	–	(394)	(394)
BALANCE, DECEMBER 31, 2009	–	3	589,197	(144,363)	(318)	2,577	447,096
Comprehensive income							
Net income	–	–	–	18,325	–	430	18,755
Net unrealized change in fair value of interest rate swap	–	–	–	–	318	–	318
Total comprehensive income							19,073
Common dividends declared – $2.08 per share	–	–	–	(56,215)	–	–	(56,215)
Stock-based compensation, net of forfeitures	–	–	2,042	–	–	–	2,042
Issuance of 18,000 shares of common stock, options exercised	–	–	404	–	–	–	404
Issuance of 6,705 shares of common stock, dividend reinvestment plan	–	–	257	–	–	–	257
Withheld 19,668 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(794)	–	–	–	(794)
Distributions to noncontrolling interest	–	–	–	–	–	(357)	(357)
BALANCE, DECEMBER 31, 2010	**$ –**	**3**	**591,106**	**(182,253)**	**–**	**2,650**	**411,506**

See accompanying Notes to Consolidated Financial Statements.

EASTGROUP PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,	
	2010	2009	2008
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ **18,755**	27,094	34,768
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**58,350**	53,953	51,144
Depreciation and amortization from discontinued operations	–	51	148
Amortization of mortgage loan premiums	**(124)**	(122)	(120)
Gain on sales of land and real estate investments	**(37)**	(60)	(2,353)
Gain on sales of securities	–	–	(435)
Amortization of discount on mortgage loan receivable	**(13)**	(12)	(117)
Stock-based compensation expense	**1,998**	1,827	2,265
Equity in earnings of unconsolidated investment, net of distributions	**(15)**	(60)	(36)
Changes in operating assets and liabilities:			
Accrued income and other assets	**212**	1,258	(814)
Accounts payable, accrued expenses and prepaid rent	**(2,268)**	(3,345)	3,673
NET CASH PROVIDED BY OPERATING ACTIVITIES	**76,858**	80,584	88,123
INVESTING ACTIVITIES			
Real estate development	**(9,145)**	(35,057)	(85,441)
Purchases of real estate	**(23,906)**	(17,725)	(46,282)
Real estate improvements	**(23,720)**	(14,474)	(15,210)
Proceeds from sales of land and real estate investments	–	908	11,728
Advances on mortgage loans receivable	–	–	(4,994)
Repayments on mortgage loans receivable	**37**	31	871
Purchases of securities	–	–	(7,534)
Proceeds from sales of securities	–	–	7,969
Changes in accrued development costs	**8**	(6,462)	(5,894)
Changes in other assets and other liabilities	**(6,775)**	(7,545)	(7,395)
NET CASH USED IN INVESTING ACTIVITIES	**(63,501)**	(80,324)	(152,182)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**211,041**	225,314	331,644
Repayments on bank borrowings	**(208,903)**	(246,044)	(357,202)
Proceeds from mortgage notes payable	**74,000**	76,365	137,000
Principal payments on mortgage notes payable	**(32,401)**	(59,100)	(16,434)
Debt issuance costs	**(709)**	(492)	(2,372)
Distributions paid to stockholders	**(56,294)**	(54,316)	(54,174)
Redemption of Series D preferred shares	–	–	(33,008)
Proceeds from common stock offerings	**303**	57,181	57,179
Proceeds from exercise of stock options	**404**	1,180	526
Proceeds from dividend reinvestment plan	**262**	268	281
Other	**(1,985)**	153	188
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(14,282)**	509	63,628
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(925)**	769	(431)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,062**	293	724
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **137**	1,062	293
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized of $3,613, $5,856 and $6,946 for 2010, 2009 and 2008, respectively	$ **34,380**	31,297	29,573
Fair value of common stock awards issued to employees and directors, net of forfeitures	**5,174**	2,444	1,255

See accompanying Notes to Consolidated Financial Statements.

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc., its wholly owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2010, 2009 and 2008, the Company had a controlling interest in two joint ventures: the 80% owned University Business Center and the 80% owned Castilian Research Center. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with noncontrolling interests provided for in accordance with the joint venture agreements. The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2010, 2009 and 2008 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2010, 2009 and 2008.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2010	*2009*	*2008*
Common Share Distributions:			
Ordinary income	$ **1.4775**	1.7534	2.0758
Return of capital	**.6025**	.3266	–
Unrecaptured Section 1250 long-term capital gain	–	–	.0042
Total Common Distributions	$ **2.0800**	2.0800	2.0800
Series D Preferred Share Distributions:			
Ordinary income	$ –	–	1.0024
Unrecaptured Section 1250 long-term capital gain	–	–	.0024
Total Preferred D Distributions	$ –	–	1.0048

EastGroup applies the principles of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes,* when evaluating and accounting for uncertainty in income taxes. With few exceptions, the Company's 2006 and earlier tax years are closed for examination by U.S. federal, state and local tax authorities. In accordance with the provisions of ASC 740, the Company had no significant uncertain tax positions as of December 31, 2010 and 2009.

The Company's income may differ for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, (4) real estate properties having a different basis for tax and financial reporting purposes, (5) mortgage loans having a different basis for tax and financial reporting purposes, thereby producing different gains upon collection of these loans, and (6) differences in book and tax allowances and timing for stock-based compensation expense.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis. The straight-line rent calculation on leases includes the effects of rent concessions and scheduled rent increases, and the calculated straight-line rent income is recognized over the lives of the individual leases. The Company maintains allowances for doubtful accounts receivable, including straight-line rent receivable, based upon estimates determined by management. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Revenue is recognized on payments received from tenants for early terminations after all criteria have been met in accordance with ASC 840, *Leases.*

The Company recognizes gains on sales of real estate in accordance with the principles set forth in ASC 360, *Property, Plant and Equipment*. Upon closing of real estate transactions, the provisions of ASC 360 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser, adequate continuing investment by the purchaser and no substantial continuing involvement by the Company. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by a method other than the full accrual method.

The Company recognizes interest income on mortgage loans on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected. Discounts on mortgage loans receivable are amortized over the lives of the loans using a method that does not differ materially from the interest method. The Company evaluates the collectability of both interest and principal on each of its loans to determine whether the loans are impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the fair value of the underlying collateral (if the loan is collateralized) less costs to sell. As of December 31, 2010 and 2009, there was no significant uncertainty of collection; therefore, interest income was recognized, and the discount on mortgage loans receivable was amortized. In addition, the Company determined that no allowance for collectability of the mortgage loans receivable was necessary.

(d) Real Estate Properties

EastGroup has one reportable segment–industrial properties. These properties are concentrated in major Sunbelt markets of the United States, primarily in the states of Florida, Texas, Arizona and California, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows (including estimated future expenditures necessary to substantially complete the asset) expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2010 and 2009, the Company determined that no impairment charges on the Company's real estate properties were necessary.

Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that improve or extend the useful life of the assets are capitalized. Depreciation expense for continuing and discontinued operations was $48,442,000, $45,195,000 and $42,166,000 for 2010, 2009 and 2008, respectively.

(e) Development

During the period in which a property is under development, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. As the property becomes occupied, depreciation commences on the occupied portion of the building, and costs are capitalized only for the portion of the building that remains vacant. When the property becomes 80% occupied or one year after completion of the shell construction (whichever comes first), capitalization of development costs ceases. The properties are then transferred to real estate properties, and depreciation commences on the entire property (excluding the land).

(f) Real Estate Held for Sale

The Company considers a real estate property to be held for sale when it meets the criteria established under ASC 360, *Property, Plant and Equipment,* including when it is probable that the property will be sold within a year. A key indicator of probability of sale is whether the buyer has a significant amount of earnest money at risk. Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under the Codification, the results of operations for the operating properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the Consolidated Statements of Income. Interest expense is not generally allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* unless the mortgage is required to be paid in full upon the sale of the property.

(g) Derivative Instruments and Hedging Activities

EastGroup applies ASC 815, *Derivatives and Hedging*, which requires all entities with derivative instruments to disclose information regarding how and why the entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial position, financial performance and cash flows. On October 1, 2010, EastGroup repaid its $8,770,000 mortgage loan on the Tower Automotive Center. Until the repayment, the Company had an interest rate swap agreement, which is summarized in Note 6. The Company's interest rate swap is reported at fair value (in accordance with the provisions of ASC 820, *Fair Value Measurements and Disclosures*) and is shown on the Consolidated Balance Sheets under *Other Liabilities*. Changes in the fair value of the swap are recognized in other comprehensive income (loss).

(h) Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(i) Amortization
Debt origination costs are deferred and amortized over the term of each loan using the effective interest method. Amortization of loan costs for continuing operations was $1,056,000, $1,032,000 and $975,000 for 2010, 2009 and 2008, respectively.

Leasing costs are deferred and amortized using the straight-line method over the term of the lease. Leasing costs paid during the period are included in *Changes in other assets and other liabilities* in the Investing section on the Consolidated Statements of Cash Flows. Leasing costs amortization expense for continuing and discontinued operations was $6,703,000, $6,366,000 and $5,882,000 for 2010, 2009 and 2008, respectively. Amortization expense for in-place lease intangibles is disclosed below in *Business Combinations and Acquired Intangibles*.

(j) Business Combinations and Acquired Intangibles
Upon acquisition of real estate properties, the Company applies the principles of ASC 805, *Business Combinations*, which requires that for transactions beginning January 1, 2009, acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. The Codification also provides guidance on how to properly determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. Goodwill is recorded when the purchase price exceeds the fair value of the assets and liabilities acquired. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models.

The purchase price is also allocated among the following categories of intangible assets: the above or below market component of in-place leases, the value of in-place leases, and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. Amortization of above and below market leases decreased rental income by $478,000 in 2010 and $11,000 in 2009. In 2008, amortization of above and below market leases increased rental income by $118,000. The total amount of intangible assets is further allocated to in-place lease values and customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable. Amortization expense for in-place lease intangibles was $3,205,000, $2,443,000 and $3,244,000 for 2010, 2009 and 2008, respectively. Projected amortization of in-place lease intangibles for the next five years as of December 31, 2010 is as follows:

Years Ending December 31,	*(In thousands)*
2011	$ 1,735
2012	832
2013	266
2014	134
2015	56

During the first quarter of 2010, EastGroup acquired Commerce Park 2 & 3 in Charlotte and Ocean View Corporate Center in San Diego. During the second quarter, the Company acquired East University Distribution Center III in Phoenix. EastGroup purchased these operating properties for a total cost of $23,555,000, of which $19,545,000 was allocated to real estate properties. The Company allocated $7,914,000 of the total purchase price to land using third party land valuations for the Charlotte, San Diego and Phoenix markets. The market values are considered to be Level 3 inputs as defined by ASC 820, *Fair Value Measurements and Disclosures* (see Note 18 for additional information on ASC 820). Intangibles associated with the purchase of real estate were allocated as follows: $3,118,000 to in-place lease intangibles, $923,000 to above market leases (both included in *Other Assets* on the Consolidated Balance Sheets) and $31,000 to below market leases (included in *Other Liabilities* on the Consolidated Balance Sheets). These costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. During 2010, the Company expensed acquisition-related costs of $72,000 in connection with these acquisitions. These costs are included in *General and Administrative Expenses* on the Consolidated Statements of Income.

During the second quarter of 2009, the Company acquired one operating property, Arville Distribution Center in Las Vegas. During the third quarter, EastGroup acquired three operating properties, Interstate Distribution Center V, VI and VII in Dallas, in a single transaction. The Company purchased these properties for a total cost of $17,725,000, of which $15,957,000 was allocated to real estate properties. The Company allocated $6,757,000 of the total purchase price to land using third party land valuations for the Las Vegas and Dallas markets. The market values used are considered to be Level 3 inputs as defined by ASC 820. Intangibles associated with the purchase of real estate were allocated as follows: $1,207,000 to in-place lease intangibles, $568,000 to above market leases and $7,000 to below market leases. During 2009, the Company expensed acquisition-related costs of $115,000 in connection with these acquisitions.

The Company periodically reviews the recoverability of goodwill (at least annually) and the recoverability of other intangibles (on a quarterly basis) for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2010 and 2009.

(k) Stock-Based Compensation
The Company has a management incentive plan that was approved by stockholders and adopted in 2004, which authorizes the issuance of common stock to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses, and stock. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

EastGroup applies the provisions of ASC 718, *Compensation – Stock Compensation*, to account for its stock-based compensation plans. Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede January 1, 2006, when guidance was updated so that performance-based awards are determined using the graded vesting attribution method. The cost for performance-based awards after January 1, 2006 is determined using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service are expensed on a straight-line basis over the requisite service periods.

The total compensation cost for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

During the restricted period for awards not subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to vest. Share certificates and dividends are delivered to the employee as they vest.

(l) Earnings Per Share
Basic earnings per share (EPS) represents the amount of earnings for the period attributable to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the period attributable to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of nonvested restricted stock and stock options had the options been exercised. The dilutive effect of stock options and their equivalents (such as nonvested restricted stock) was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period.

(m) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(n) Risks and Uncertainties
The state of the overall economy can significantly impact the Company's operational performance and thus, impact its financial position. Should EastGroup experience a significant decline in operational performance, it may affect the Company's ability to make distributions to its stockholders and service debt or meet other financial obligations.

(o) New Accounting Pronouncements

In 2009, the FASB issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements*, which amends certain disclosure requirements of ASC 820. This ASU provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. ASU 2010-06 became effective for interim and annual reporting periods beginning after December 15, 2009, and the Company has adopted the provisions and provided the necessary disclosures beginning with the period ended March 31, 2010.

In 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. ASU 2010-20 became effective for interim and annual reporting periods ended on or after December 15, 2010, and the impact to the Company's disclosures was not significant due to the level of activity in this area.

(p) Reclassifications

Certain reclassifications have been made in the 2009 and 2008 consolidated financial statements to conform to the 2010 presentation.

(2) REAL ESTATE OWNED

The Company's real estate properties at December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Real estate properties:		
Land	$ **221,523**	208,630
Buildings and building improvements	**985,798**	944,085
Tenant and other improvements	**240,134**	217,873
Development	**73,722**	97,594
	1,521,177	1,468,182
Less accumulated depreciation	**(403,187)**	(354,745)
	$ **1,117,990**	1,113,437

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2010 were $3,613,000 compared to $5,856,000 for 2009 and $6,946,000 for 2008.

Total capital investment for development during 2010 was $9,145,000, which consisted of costs of $6,081,000 and $501,000 as detailed in the development activity table below and costs of $2,563,000 for improvements on developments transferred to *Real Estate Properties* during the 12-month period following transfer.

DEVELOPMENT	Size *(Unaudited)*	Costs Transferred in 2010[1]	Costs Incurred: For the Year Ended 12/31/10	Costs Incurred: Cumulative as of 12/31/10	Estimated Total Costs[2] *(Unaudited)*
	(Square feet)		*(In thousands)*		
UNDER CONSTRUCTION					
Arion 8 Expansion, San Antonio, TX	20,000	$ –	1,356	1,407	1,900
World Houston 31, Houston, TX	44,000	973	82	1,055	4,600
Total Under Construction	64,000	973	1,438	2,462	6,500
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Tucson, AZ	70,000	–	–	417	4,900
Tampa, FL	249,000	–	281	4,200	14,600
Orlando, FL	1,584,000	–	2,006	23,032	101,700
Fort Myers, FL	659,000	–	631	16,554	48,100
Dallas, TX	70,000	–	61	702	4,100
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,020,000	(973)	1,099	15,398	63,500
San Antonio, TX	595,000	–	485	6,632	37,500
Charlotte, NC	95,000	–	80	1,175	7,100
Jackson, MS	28,000	–	–	706	2,000
Total Prospective Development	4,621,000	(973)	4,643	71,260	293,100
	4,685,000	$ –	6,081	73,722	299,600

	Size	Costs Incurred		
		Costs Transferred in 2010[1]	*For the Year Ended 12/31/10*	*Cumulative as of 12/31/10*
	(Unaudited)			
	(Square feet)		*(In thousands)*	
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2010				
Beltway Crossing VII, Houston, TX	95,000	$ –	6	5,651
Country Club III & IV, Tucson, AZ	138,000	–	57	10,784
Oak Creek IX, Tampa, FL	85,000	–	29	5,180
Blue Heron III, West Palm Beach, FL	20,000	–	62	2,612
World Houston 30, Houston, TX	88,000	–	347	6,227
Total Transferred to Real Estate Properties	426,000	$ –	501	30,454 [3]

(1) Represents costs transferred from Prospective Development (primarily land) to Under Construction during the period.
(2) Included in these costs are development obligations of $2.0 million and tenant improvement obligations of $452 thousand on properties under development.
(3) Represents cumulative costs at the date of transfer.

EastGroup did not sell any properties in 2010. In 2009, one operating property, Butterfield Trail (Building G) in El Paso, was transferred to real estate held for sale and subsequently sold. In 2008, two operating properties, North Stemmons I in Dallas and Delp Distribution Center III in Memphis, were transferred to real estate held for sale and then disposed of.

Also during 2008, EastGroup acquired one non-operating property (128,000 square feet) as part of the Orlando build-to-suit transaction with United Stationers. The Company purchased and then sold the building through its taxable REIT subsidiary and recognized a gain of $294,000. In addition, EastGroup sold 41 acres of residential land in San Antonio, Texas, for $841,000 with no gain or loss. This property was acquired as part of the Company's Alamo Ridge industrial land acquisition in September 2007.

Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under ASC 360, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the Consolidated Statements of Income. No interest expense was allocated to the properties that were held for sale or whose operations are included under *Discontinued Operations*. A summary of gain on sales of real estate for the years ended December 31, 2010, 2009 and 2008 follows:

Gain on Sales of Real Estate

Real Estate Properties	*Location*	*Size*	*Date Sold*	*Net Sales Price*	*Basis*	*Discount on Note Receivable*	*Deferred Gain*	*Recognized Gain*
						(In thousands)		
2010								
Deferred gain recognized from previous sales				$ –	–	–	–	37
2009								
Butterfield Trail (Building G)	El Paso, TX	62,000 SF	11/20/09	$ 908	879	–	–	29
Deferred gain recognized from previous sales				–	–	–	–	31
				$ 908	879	–	–	60
2008								
North Stemmons I	Dallas, TX	123,000 SF	05/12/08	$ 4,633	2,684	–	–	1,949
United Stationers Tampa Building	Tampa, FL	128,000 SF	08/08/08	5,717	5,225	198	–	294
Delp Distribution Center III	Memphis, TN	20,000 SF	08/20/08	589	506	–	–	83
Alamo Ridge residential land	San Antonio, TX	41.0 Acres	09/08/08	762	762	–	–	–
Deferred gain recognized from previous sales				–	–	–	–	27
				$ 11,701	9,177	198	–	2,353

The following schedule indicates approximate future minimum rental receipts under non-cancelable leases for real estate properties by year as of December 31, 2010:

Future Minimum Rental Receipts Under Non-cancelable Leases

Years Ending December 31,	*(In thousands)*
2011	$ 125,773
2012	103,191
2013	75,423
2014	54,315
2015	36,697
Thereafter	53,311
Total minimum receipts	$ 448,710

Ground Leases

As of December 31, 2010, the Company owned two properties in Florida, two properties in Texas and one property in Arizona that are subject to ground leases. These leases have terms of 40 to 50 years, expiration dates of August 2031 to November 2037, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically and perpetually renewed annually. Total ground lease expenditures for continuing and discontinued operations for the years ended December 31, 2010, 2009 and 2008 were $700,000, $732,000 and $717,000, respectively. Payments are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2010:

Future Minimum Ground Lease Payments

Years Ending December 31,	*(In thousands)*
2011	$ 700
2012	700
2013	700
2014	700
2015	700
Thereafter	13,904
Total minimum payments	$ 17,404

(3) UNCONSOLIDATED INVESTMENT

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased through December 2014 to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $2,740,000 at December 31, 2010 and $2,725,000 at December 31, 2009. At the end of May 2005, EastGroup and the property co-owner closed a non-recourse first mortgage loan secured by Industry Distribution Center II. The $13.3 million loan has a 25-year term and an interest rate of 5.31% through June 30, 2015, when the rate will adjust on an annual basis according to the "A" Moody's Daily Long-Term Corporate Bond Yield Average. The lender has the option to call the note on June 30, 2015. EastGroup's share of this mortgage was $5,835,000 at December 31, 2010 and $6,001,000 at December 31, 2009.

(4) MORTGAGE LOANS RECEIVABLE

In connection with the sale of a property in 2008, EastGroup advanced the buyer $4,994,000 in a first mortgage recourse loan. In September 2008, EastGroup received a principal payment of $844,000. The mortgage loan has a five-year term and calls for monthly interest payments (interest accruals and payments began January 1, 2009) through the maturity date of August 8, 2013, when a balloon payment for the remaining principal balance of $4,150,000 is due. At the inception of the loan, EastGroup recognized a discount on the loan of $198,000. EastGroup recognized amortization of the discount of $13,000 in 2010, $12,000 in 2009, and $117,000 in 2008. Mortgage loans receivable, net of discount, are included in *Other Assets* on the Consolidated Balance Sheets.

(5) OTHER ASSETS

A summary of the Company's *Other Assets* follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Leasing costs (principally commissions), net of accumulated amortization	$ **22,274**	21,483
Straight-line rent receivable, net of allowance for doubtful accounts	**18,694**	16,520
Accounts receivable, net of allowance for doubtful accounts	**2,460**	2,947
Acquired in-place lease intangibles, net of accumulated amortization of $6,443 and $5,568 for 2010 and 2009, respectively	**3,046**	3,134
Mortgage loans receivable, net of discount of $56 and $69 for 2010 and 2009, respectively	**4,131**	4,155
Loan costs, net of accumulated amortization	**3,358**	3,705
Goodwill	**990**	990
Prepaid expenses and other assets	**7,456**	8,360
	$ **62,409**	61,294

(6) NOTES PAYABLE TO BANKS

The Company has a four-year, $200 million unsecured revolving credit facility with a group of seven banks that matures in January 2012. The interest rate on the facility is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 15 to 20 basis points. The interest rate on each tranche is usually reset on a monthly basis and as of December 31, 2010, was LIBOR plus 85 basis points with an annual facility fee of 20 basis points. The line of credit has an option for a one-year extension on the same terms and conditions at the Company's request. At year-end, EastGroup had two letters of credit totaling $2,389,000 associated with this line of credit. These letters reduce the amount available on the credit facility. In February 2011, the letter of credit for $2,048,000 was cancelled. At December 31, 2010, the weighted average interest rate was 1.120% on a balance of $86,000,000. The Company had an additional $111,611,000 remaining on this line of credit at that date.

The Company also has a four-year, $25 million unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2012. This facility is customarily used for working capital needs. The interest rate on this working capital line is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement). Under this facility, the Company's interest rate as of December 31, 2010, was LIBOR plus 90 basis points with no annual facility fee. At December 31, 2010, the interest rate was 1.161% on a balance of $5,294,000. The Company had an additional $19,706,000 remaining on this line of credit at that date.

Average bank borrowings were $122,942,000 in 2010 compared to $107,341,000 in 2009 with weighted average interest rates of 1.42% in 2010 compared to 1.48% in 2009. Weighted average interest rates (including amortization of loan costs) were 1.68% for 2010 and 1.76% for 2009. Amortization of bank loan costs was $314,000, $297,000 and $295,000 for 2010, 2009 and 2008, respectively.

The Company's bank credit facilities have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2010.

EastGroup repaid its $8,770,000 mortgage loan on the Tower Automotive Center on October 1, 2010. Until the repayment, the Company had an interest rate swap agreement to hedge its exposure to the variable interest rate on this recourse mortgage (See Note 7). Under the swap agreement, the Company effectively paid a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap was designated as a cash flow hedge and was considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap were recognized in other comprehensive income (loss). Upon repayment, the $84,000 loss on the extinguishment of the swap was recorded in *Other Expense* on the Consolidated Statements of Income. The Company did not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Interest Rate*	*Effective Interest Rate*	*Fair Value at 12/31/10*	*Fair Value at 12/31/09*
	(In thousands)					*(In thousands)*	
Swap	$ –	Settled on 10/01/10	1 month LIBOR	4.03%	6.03%	$ –	($318)

(7) MORTGAGE NOTES PAYABLE

A summary of *Mortgage Notes Payable* follows:

Property	Interest Rate	Monthly P&I Payment	Maturity Date	Carrying Amount of Securing Real Estate at December 31, 2010	Balance at December 31, 2010	Balance at December 31, 2009
				(In thousands)		
Tower Automotive Center *(recourse)* [1]	6.030%	Semiannual	Repaid	$ –	–	9,175
Butterfield Trail, Glenmont I & II, Interstate I, II & III, Rojas, Stemmons Circle, Venture and West Loop I & II [2]	7.250%	$ 325,263	05/01/11	37,653	**36,171**	37,403
America Plaza, Central Green and World Houston 3-9	7.920%	191,519	05/10/11	23,613	**22,993**	23,451
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	8,820	**3,006**	3,768
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	12,106	**9,119**	9,441
Oak Creek Distribution Center IV	5.680%	31,253	06/01/12	5,954	**3,676**	3,838
51st Avenue, Airport Distribution, Broadway I, III & IV, Chestnut, Interchange Business Park, Main Street, North Stemmons I land, Southpark, Southpointe, and World Houston 12 & 13	6.860%	279,149	09/01/12	37,326	**33,304**	34,330
Interstate Distribution Center - Jacksonville	5.640%	31,645	01/01/13	6,248	**4,367**	4,493
35th Avenue, Beltway I, Broadway V, Lockwood, Northwest Point, Sunbelt, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	39,913	**37,283**	38,591
Airport Commerce Center I & II, Interchange Park, Ridge Creek Distribution Center, Southridge XII, Waterford Distribution Center and World Houston 24, 25 & 27 [3]	5.750%	414,229	01/05/14	68,526	**55,810**	57,518
Kyrene Distribution Center I	9.000%	11,246	07/01/14	2,110	**412**	505
Americas Ten I, Kirby, Palm River North I, II & III, Shady Trail, Westlake I & II and World Houston 17	5.680%	175,479	10/10/14	26,448	**28,496**	28,969
Beltway II, III & IV, Commerce Park 1, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Wetmore I-IV and World Houston 15 & 22	5.500%	536,552	04/05/15	71,911	**69,844**	74,259
Country Club I, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	256,952	12/05/15	21,058	**32,536**	33,960
Huntwood and Wiegman Distribution Centers	5.680%	265,275	09/05/16	22,678	**33,087**	34,351
Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	557,467	11/05/16	58,628	**68,626**	71,136
Arion 16, Broadway VI, Chino, East University I & II, Northpark I-IV, Santan 10 II, South 55th Avenue and World Houston 1 & 2, 21 & 23	5.570%	518,885	09/05/17	58,129	**65,718**	70,100
Dominguez, Industry I & III, Kingsview, Shaw, Walnut and Washington [4]	7.500%	539,747	05/05/19	50,672	**64,567**	66,137
Blue Heron Distribution Center II	5.390%	16,176	02/29/20	4,838	**1,409**	1,524
40th Avenue, Beltway V, Centennial Park, Executive Airport, Ocean View, Techway Southwest IV, Wetmore V-VIII and World Houston 26, 28, 29 & 30	4.390%	463,778	01/05/21	80,753	**74,000**	–
				$ 637,384	**644,424**	602,949

(1) The Tower Automotive mortgage loan had a variable interest rate based on the one-month LIBOR. EastGroup had an interest rate swap agreement that fixed the rate at 4.03%. Interest and related fees resulted in an effective interest rate of 6.03%. Semiannual principal payments were made on this note; interest was paid monthly. The principal amounts of these payments increased incrementally as the loan approached maturity. (See Note 6)

(2) This mortgage loan was repaid in full on January 31, 2011.

(3) This mortgage loan has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts.

(4) This mortgage loan has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts.

The Company's mortgage notes payable have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2010.

The Company currently intends to repay its debt obligations, both in the short- and long-term, through its operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments. Principal payments due during the next five years as of December 31, 2010 are as follows:

Years Ending December 31,	*(In thousands)*
2011	$ 80,258
2012	66,640
2013	58,020
2014	94,745
2015	97,923

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's *Accounts Payable and Accrued Expenses* follows:

	December 31,	
	2010	*2009*
	(In thousands)	
Property taxes payable	**$ 9,776**	12,098
Interest payable	**2,625**	2,766
Development costs payable	**673**	665
Dividends payable on nonvested restricted stock	**791**	870
Other payables and accrued expenses	**7,104**	7,203
	$ 20,969	23,602

(9) OTHER LIABILITIES

A summary of the Company's *Other Liabilities* follows:

	December 31,	
	2010	*2009*
	(In thousands)	
Security deposits	**$ 8,299**	7,453
Prepaid rent and other deferred income	**6,440**	7,428
Other liabilities	**344**	834
	$ 15,083	15,715

(10) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2010:

	Years Ended December 31,		
	2010	*2009*	*2008*
		Common Shares	
Shares outstanding at beginning of year	**26,826,100**	25,070,401	23,808,768
Common stock offerings	**–**	1,600,000	1,198,700
Stock options exercised	**18,000**	57,436	25,720
Dividend reinvestment plan	**6,705**	7,938	6,627
Incentive restricted stock granted	**135,704**	92,555	35,222
Incentive restricted stock forfeited	**–**	(790)	(2,520)
Director common stock awarded	**6,690**	7,074	5,034
Restricted stock withheld for tax obligations	**(19,668)**	(8,514)	(7,150)
Shares outstanding at end of year	**26,973,531**	26,826,100	25,070,401

Common Stock Issuances
During 2009, EastGroup issued 1,600,000 shares of its common stock through its continuous equity program with net proceeds to the Company of $57.6 million.

During the second quarter of 2008, EastGroup sold 1,198,700 shares of its common stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds were $57.2 million after deducting the underwriting discount and other offering expenses.

Dividend Reinvestment Plan
The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Common Stock Repurchase Plan
EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. Under the common stock repurchase plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase. The Company has not repurchased any shares under this plan since 2000.

Shareholder Rights Plan
In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan). The Plan expired on December 3, 2008.

(11) STOCK-BASED COMPENSATION

The Company follows the provisions of ASC 718, *Compensation – Stock Compensation*, to account for its stock-based compensation plans. ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued.

Management Incentive Plan
The Company has a management incentive plan which was approved by the stockholders and adopted in 2004. The Plan was further amended by the Board of Directors in September 2005 and December 2006. This plan authorizes the issuance of up to 1,900,000 shares of common stock to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, bonus stock or stock in lieu of cash compensation. Total shares available for grant were 1,481,850; 1,597,886; and 1,686,723 at December 31, 2010, 2009, and 2008, respectively. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Stock-based compensation was $1,801,000, $1,818,000 and $2,931,000 for 2010, 2009 and 2008, respectively, of which $43,000, $233,000 and $866,000 were capitalized as part of the Company's development costs for the respective years.

Restricted Stock
The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends on shares as well as potential stock appreciation. Vesting generally occurs from 2 ½ years to 9 years from the date of grant for awards subject to service only. Restricted stock is granted to executive officers subject to continued service and the satisfaction of certain annual performance goals and multi-year market conditions as determined by the Compensation Committee. Restricted stock is granted to non-executive officers subject only to continued service. Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede January 1, 2006. The cost for performance-based awards after January 1, 2006 is amortized using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service is amortized on a straight-line basis over the requisite service periods.

The total compensation expense for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition (total shareholder return) was determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

In March 2010, the Compensation Committee evaluated the Company's performance compared to a variety of goals for the year ended December 31, 2009. Based on the evaluation, 37,522 shares were awarded to the Company's executive officers at a grant date fair value of $36.98 per share. These shares vested 20% on March 4, 2010, 20% on December 27, 2010, and will vest 20% per year on January 1 in years 2012, 2013 and 2014. The shares will be expensed on a straight-line basis over the remaining service period.

Also in March 2010, the Committee evaluated the Company's total shareholder return compared to a peer group, NAREIT and absolute returns. Based on the evaluation, 23,332 shares were awarded to the Company's executive officers at a grant date fair value of $36.98 per share. These shares will vest 25% per year on each January 1 in years 2013, 2014, 2015 and 2016. The shares will be expensed on a straight-line basis over the remaining service period.

The Compensation Committee also awarded 20,000 shares in March 2010 as a retention bonus to each of John F. Coleman, William D. Petsas, and Brent W. Wood, Senior Vice Presidents. The stock awards vest as follows, provided that the applicable officer remains in the employ of the Company as of such date: 1,400 shares on January 10, 2016; 2,600 shares on January 10, 2017; 4,000 shares on January 10, 2018; 5,400 shares on January 10, 2019; and 6,600 shares on January 10, 2020. The shares will be expensed on a straight-line basis over the remaining service period.

In May 2010, 14,850 shares were granted to non-executive officers, subject only to continued service as of the vesting date. These shares vest one-third on January 1 in years 2011, 2012, and 2013.

Notwithstanding the foregoing, pursuant to a special vesting provision adopted by the Company's Compensation Committee, shares issued to the Company's Chief Executive Officer, David H. Hoster II, will become fully vested no later than January 1, 2013.

In the second quarter of 2010, the Company's Board of Directors approved an equity compensation plan for its executive officers. The number of shares to be awarded will depend on the Compensation Committee's evaluation of the Company's achievement of a variety of performance goals for the year. The evaluation is for the year ended December 31, 2010, and any shares issued upon attainment of these goals will be determined by the Compensation Committee in the first quarter of 2011. The number of shares to be issued will range from zero to 53,686. These shares will vest 20% on the date shares are determined and awarded and 20% per year on January 1 for the subsequent four years.

Also in the second quarter of 2010, EastGroup's Board of Directors approved an equity compensation plan for the Company's executive officers based on EastGroup's absolute and relative total stockholder return for the period ended December 31, 2010. Any shares issued pursuant to this equity compensation plan will be issued after that date. The number of shares to be issued could range from zero to 53,686. These shares will vest 25% per year on January 1 in years 2014, 2015, 2016 and 2017.

During the restricted period for awards no longer subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to be awarded. Share certificates and dividends are delivered to the employee as they vest. As of December 31, 2010, there was $4,847,000 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 5.4 years.

Following is a summary of the total restricted shares granted, forfeited and delivered (vested) to employees with the related weighted average grant date fair value share prices for 2010, 2009 and 2008. Of the shares that vested in 2010, 2009 and 2008, 19,668 shares, 8,514 shares and 7,150 shares, respectively, were withheld by the Company to satisfy the tax obligations for those employees who elected this option as permitted under the applicable equity plan. As shown in the table below, the fair value of shares that were granted during 2010, 2009 and 2008 was $5,002,000, $3,116,000 and $1,720,000, respectively. As of the vesting date, the fair value of shares that vested during 2010, 2009 and 2008 was $3,591,000, $1,971,000 and $3,343,000, respectively.

Restricted Stock Activity:	*Years Ended December 31,*					
	2010		*2009*		*2008*	
	Shares	***Weighted Average Grant Date Fair Value***	*Shares*	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*
Nonvested at beginning of year	**124,080**	**$ 36.93**	87,685	$ 36.95	144,089	$ 31.65
Granted [1]	**135,704**	**36.86**	92,555	33.66	35,222	48.83
Forfeited	**–**	**–**	(790)	23.67	(2,520)	26.51
Vested	**(89,209)**	**38.05**	(55,370)	31.68	(89,106)	33.37
Nonvested at end of year	**170,575**	**36.29**	124,080	36.93	87,685	36.95

(1) Includes shares granted in prior years for which performance conditions have been satisfied and the number of shares have been determined.

Following is a vesting schedule of the total nonvested shares as of December 31, 2010:

Nonvested Shares Vesting Schedule	*Number of Shares*
2011	4,955
2012	40,862
2013	48,191
2014	8,671
2015	3,948
2016	8,148
2017	7,800
2018	12,000
2019	16,200
2020	19,800
Total Nonvested Shares	170,575

Employee Stock Options

The Company has not granted stock options to employees since 2002. Outstanding employee stock options vested equally over a two-year period; accordingly, all options are now vested. The intrinsic value realized by employees from the exercise of options during 2010, 2009 and 2008 was $74,000, $539,000 and $585,000, respectively. There were no employee stock options granted, forfeited, or expired during the years presented. Following is a summary of the total employee stock options exercised with related weighted average exercise share prices for 2010, 2009 and 2008.

Stock Option Activity:	*Years Ended December 31,*					
	2010		*2009*		*2008*	
	Shares	***Weighted Average Exercise Price***	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**4,750**	**$ 21.80**	55,436	$ 20.51	76,656	$ 20.49
Exercised	**(4,500)**	**21.61**	(50,686)	20.39	(21,220)	20.43
Outstanding at end of year	**250**	**25.30**	4,750	21.80	55,436	20.51
Exercisable at end of year	**250**	**$ 25.30**	4,750	$ 21.80	55,436	$ 20.51

Employee outstanding stock options at December 31, 2010, all exercisable:

Exercise Price	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 25.30	250	1.3 years	$ 25.30	$4,000

Directors Equity Plan

The Company has a directors equity plan that was approved by stockholders and adopted in 2005 (the 2005 Plan), which authorizes the issuance of up to 50,000 shares of common stock through awards of shares and restricted shares granted to non-employee directors of the Company. The 2005 Plan replaced prior plans under which directors were granted stock option awards. Outstanding grants under prior plans will be fulfilled under those plans.

Directors were issued 6,690 shares, 7,074 shares and 5,034 shares of common stock for 2010, 2009 and 2008, respectively. There were 23,071 shares available for grant under the 2005 Plan at December 31, 2010.

Stock-based compensation expense for directors was $240,000, $242,000 and $200,000 for 2010, 2009 and 2008, respectively. The intrinsic value realized by directors from the exercise of options was $208,000, $83,000 and $120,000 for 2010, 2009 and 2008, respectively.

There were no director stock options granted or expired during the years presented below. Following is a summary of the total director stock options exercised with related weighted average exercise share prices for 2010, 2009 and 2008.

Stock Option Activity:	*Years Ended December 31,*					
	2010		*2009*		*2008*	
	Shares	***Weighted Average Exercise Price***	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**31,500**	**$ 23.65**	38,250	$ 23.29	42,750	$ 23.01
Exercised	**(13,500)**	**22.74**	(6,750)	21.64	(4,500)	20.63
Outstanding at end of year	**18,000**	**24.33**	31,500	23.65	38,250	23.29
Exercisable at end of year	**18,000**	**$ 24.33**	31,500	$ 23.65	38,250	$ 23.29

Director outstanding stock options at December 31, 2010, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 21.40 - 26.60	18,000	1.5 years	$ 24.33	$324,000

(12) REDEMPTION OF SERIES D PREFERRED SHARES

On July 2, 2008, EastGroup redeemed all 1,320,000 shares of its 7.95% Series D Cumulative Redeemable Preferred Stock at a redemption price of $25.00 per share ($33,000,000) plus accrued and unpaid dividends of $.011 per share for the period from July 1, 2008, through and including the redemption date, for an aggregated redemption price of $25.011 per Series D Preferred Share. Original issuance costs of $674,000 and additional redemption costs of $8,000 were charged against net income available to EastGroup Properties, Inc. common stockholders in conjunction with the redemption of these shares. The Company declared dividends of $1.0048 per Series D Preferred share for 2008.

(13) COMPREHENSIVE INCOME

Comprehensive income is comprised of net income plus all other changes in equity from non-owner sources. The components of accumulated other comprehensive income (loss) for 2010, 2009 and 2008 are presented in the Company's Consolidated Statements of Changes in Equity and are summarized below. See Note 6 for additional information on the Company's interest rate swap.

	2010	*2009*	*2008*
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):		*(In thousands)*	
Balance at beginning of year	**$ (318)**	(522)	(56)
Change in fair value of interest rate swap	**318**	204	(466)
Balance at end of year	**$ –**	(318)	(522)

(14) EARNINGS PER SHARE

The Company applies ASC 260, *Earnings Per Share*, which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2010	*2009*	*2008*
		(In thousands)	
BASIC EPS COMPUTATION FOR NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Numerator – net income available to common stockholders	**$ 18,325**	26,659	32,134
Denominator – weighted average shares outstanding	**26,752**	25,590	24,503
DILUTED EPS COMPUTATION FOR NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Numerator – net income available to common stockholders	**$ 18,325**	26,659	32,134
Denominator:			
Weighted average shares outstanding	**26,752**	25,590	24,503
Common stock options	**11**	19	54
Nonvested restricted stock	**61**	81	96
Total Shares	**26,824**	25,690	24,653

(15) QUARTERLY RESULTS OF OPERATIONS – UNAUDITED

	2010 Quarter Ended				*2009 Quarter Ended*			
	Mar 31	*Jun 30*	*Sep 30*	*Dec 31*	*Mar 31*	*Jun 30*	*Sep 30*	*Dec 31*
	(In thousands, except per share data)							
Revenues	**$ 44,635**	**43,765**	**43,316**	**42,118**	43,538	43,189	43,349	42,931
Expenses	**(39,629)**	**(39,187)**	**(39,190)**	**(37,073)**	(35,659)	(35,925)	(37,067)	(37,152)
Income from continuing operations	**5,006**	**4,578**	**4,126**	**5,045**	7,879	7,264	6,282	5,779
Income (loss) from discontinued operations	**–**	**–**	**–**	**–**	(38)	(38)	(38)	4
Net income	**5,006**	**4,578**	**4,126**	**5,045**	7,841	7,226	6,244	5,783
Net income attributable to noncontrolling interest in joint ventures	**(103)**	**(101)**	**(103)**	**(123)**	(163)	(70)	(97)	(105)
Net income available to EastGroup Properties, Inc. common stockholders	**$ 4,903**	**4,477**	**4,023**	**4,922**	7,678	7,156	6,147	5,678
BASIC PER SHARE DATA FOR NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS [1]								
Net income available to common stockholders	**$ .18**	**.17**	**.15**	**.18**	.31	.28	.24	.22
Weighted average shares outstanding	**26,735**	**26,748**	**26,758**	**26,769**	24,999	25,326	25,811	26,208
DILUTED PER SHARE DATA FOR NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS [1]								
Net income available to common stockholders	**$ .18**	**.17**	**.15**	**.18**	.31	.28	.24	.22
Weighted average shares outstanding	**26,794**	**26,815**	**26,828**	**26,864**	25,070	25,413	25,916	26,327

(1) The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share. The sum of quarterly financial data may vary from the annual data due to rounding.

(16) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $381,000, $396,000 and $467,000 for 2010, 2009 and 2008, respectively.

(17) LEGAL MATTERS

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business or which is expected to be covered by the Company's liability insurance.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides guidance for using fair value to measure financial assets and liabilities. The Codification requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3).

The Company's interest rate swap, as discussed in Note 6, is reported at fair value and is shown on the Consolidated Balance Sheets under *Other Liabilities*. The swap was settled on October 1, 2010, with the repayment of the Company's $8,770,000 mortgage loan on the Tower Automotive Center. Until the repayment, the fair value of the interest rate swap was determined by estimating the expected cash flows over the life of the swap using the mid-market rate and price environment as of the last trading day of the reporting period. This market information is considered a Level 2 input as defined by ASC 820.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments in accordance with ASC 820 at December 31, 2010 and 2009.

	December 31,			
	2010		2009	
	Carrying Amount	***Fair Value***	*Carrying Amount*	*Fair Value*
	(In thousands)			
Financial Assets				
Cash and cash equivalents	**$ 137**	**137**	1,062	1,062
Mortgage loans receivable, net of discount	**4,131**	**4,199**	4,155	4,289
Financial Liabilities				
Mortgage notes payable	**644,424**	**671,527**	602,949	610,252
Notes payable to banks	**91,294**	**89,818**	89,156	84,627

Carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value due to the short maturity of those instruments.
Mortgage loans receivable, net of discount (included in Other Assets on the Consolidated Balance Sheets): The fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities (Level 2 input).
Mortgage notes payable: The fair value of the Company's mortgage notes payable is estimated by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers (Level 2 input).
Notes payable to banks: The fair value of the Company's notes payable to banks is estimated by discounting expected cash flows at current market rates (Level 2 input).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES

THE BOARD OF DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

Under date of February 25, 2011, we reported on the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, which are included in the 2010 Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules as listed in Item 15(a)(2) of Form 10-K. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Jackson, Mississippi
February 25, 2011

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2010 *(In thousands, except footnotes)*

Description	Encumbrances	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation Dec. 31, 2010	Year Acquired	Year Constructed
		Land	Buildings and Improvements		Land	Buildings and Improvements	Total			
Real Estate Properties (c):										
Industrial:										
FLORIDA										
Tampa										
56th Street Commerce Park	$ -	843	3,567	3,218	843	6,785	7,628	4,022	1993	1981/86/97
Jetport Commerce Park	-	1,575	6,591	3,503	1,575	10,094	11,669	5,626	1993-99	1974-85
Westport Commerce Center	-	980	3,800	2,257	980	6,057	7,037	3,343	1994	1983/87
Benjamin Distribution Center I & II	-	843	3,963	936	883	4,859	5,742	2,439	1997	1996
Benjamin Distribution Center III	-	407	1,503	411	407	1,914	2,321	1,222	1999	1988
Palm River Center	-	1,190	4,625	1,533	1,190	6,158	7,348	3,129	1997/98	1990/97/98
Palm River North I & III (k)	5,315	1,005	4,688	2,109	1,005	6,797	7,802	2,764	1998	2000
Palm River North II (k)	4,878	634	4,418	339	634	4,757	5,391	2,201	1997/98	1999
Palm River South I	-	655	3,187	352	655	3,539	4,194	1,121	2000	2005
Palm River South II	-	655	-	4,264	655	4,264	4,919	1,357	2000	2006
Walden Distribution Center I	-	337	3,318	329	337	3,647	3,984	1,412	1997/98	2001
Walden Distribution Center II	-	465	3,738	571	465	4,309	4,774	1,852	1998	1998
Oak Creek Distribution Center I	-	1,109	6,126	452	1,109	6,578	7,687	2,307	1998	1998
Oak Creek Distribution Center II	-	647	3,603	570	647	4,173	4,820	1,331	2003	2001
Oak Creek Distribution Center III	-	439	-	3,151	556	3,034	3,590	598	2005	2007
Oak Creek Distribution Center IV	3,676	805	6,472	(2)	805	6,470	7,275	1,321	2005	2001
Oak Creek Distribution Center V	-	724	-	5,683	916	5,491	6,407	832	2005	2007
Oak Creek Distribution Center VI	-	642	-	5,024	812	4,854	5,666	416	2005	2008
Oak Creek Distribution Center IX	-	618	-	4,728	781	4,565	5,346	112	2005	2009
Oak Creek Distribution Center A	-	185	-	1,428	185	1,428	1,613	83	2005	2008
Oak Creek Distribution Center B	-	227	-	1,485	227	1,485	1,712	106	2005	2008
Airport Commerce Center	-	1,257	4,012	745	1,257	4,757	6,014	1,840	1998	1998
Westlake Distribution Center (k)	6,771	1,333	6,998	1,215	1,333	8,213	9,546	3,590	1998	1998/99
Expressway Commerce Center I	-	915	5,346	719	915	6,065	6,980	1,762	2002	2004
Expressway Commerce Center II	-	1,013	3,247	301	1,013	3,548	4,561	1,209	2003	2001
Orlando										
Chancellor Center	-	291	1,711	147	291	1,858	2,149	837	1996/97	1996/97
Exchange Distribution Center I	-	603	2,414	1,638	603	4,052	4,655	2,450	1994	1975
Exchange Distribution Center II	-	300	945	79	300	1,024	1,324	443	2002	1976
Exchange Distribution Center III	-	320	997	315	320	1,312	1,632	438	2002	1980
Sunbelt Distribution Center (j)	7,067	1,474	5,745	4,916	1,474	10,661	12,135	5,746	1989/97/98	1974/87/97/98
John Young Commerce Center I	-	497	2,444	639	497	3,083	3,580	1,303	1997/98	1997/98
John Young Commerce Center II	-	512	3,613	145	512	3,758	4,270	1,820	1998	1999
Altamonte Commerce Center I	-	1,518	2,661	1,783	1,518	4,444	5,962	2,327	1999	1980/82
Altamonte Commerce Center II	-	745	2,618	783	745	3,401	4,146	1,180	2003	1975
Sunport Center I	-	555	1,977	610	555	2,587	3,142	1,038	1999	1999
Sunport Center II	-	597	3,271	1,323	597	4,594	5,191	2,520	1999	2001
Sunport Center III	-	642	3,121	452	642	3,573	4,215	1,457	1999	2002
Sunport Center IV	-	642	2,917	670	642	3,587	4,229	1,111	1999	2004
Sunport Center V	-	750	2,509	1,888	750	4,397	5,147	1,661	1999	2005
Sunport Center VI	-	672	-	3,337	672	3,337	4,009	704	1999	2006
Southridge I	-	373	-	4,453	373	4,453	4,826	1,618	2003	2006
Southridge II	-	342	-	4,284	342	4,284	4,626	1,114	2003	2007
Southridge III	-	547	-	5,249	547	5,249	5,796	697	2003	2007
Southridge IV	-	506	-	4,433	506	4,433	4,939	856	2003	2006
Southridge V	-	382	-	4,169	382	4,169	4,551	1,102	2003	2006
Southridge VI	-	571	-	4,759	571	4,759	5,330	668	2003	2007
Southridge VII	-	520	-	6,152	520	6,152	6,672	776	2003	2008
Southridge VIII	-	531	-	6,248	531	6,248	6,779	405	2003	2008
Southridge XII (p)	14,008	2,025	-	16,816	2,025	16,816	18,841	1,323	2005	2008

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2010 *(In thousands, except footnotes)*

Description	Encumbrances	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation Dec. 31, 2010	Year Acquired	Year Constructed
		Land	Buildings and Improvements		Land	Buildings and Improvements	Total			
Jacksonville										
Deerwood Distribution Center	-	1,147	1,799	1,472	1,147	3,271	4,418	1,746	1989	1978
Phillips Distribution Center	-	1,375	2,961	3,678	1,375	6,639	8,014	3,591	1994	1984/95
Lake Pointe Business Park (l)	15,064	3,442	6,450	5,669	3,442	12,119	15,561	7,030	1993	1986/87
Ellis Distribution Center	-	540	7,513	925	540	8,438	8,978	3,090	1997	1977
Westside Distribution Center	-	1,170	12,400	4,032	1,170	16,432	17,602	7,060	1997	1984
12th Street Distribution Center	-	841	2,974	1,368	841	4,342	5,183	310	2008	1985
Beach Commerce Center	-	476	1,899	559	476	2,458	2,934	921	2000	2000
Interstate Distribution Center	4,367	1,879	5,700	830	1,879	6,530	8,409	2,161	2005	1990
Fort Lauderdale/Palm Beach area										
Linpro Commerce Center	-	613	2,243	1,462	616	3,702	4,318	2,232	1996	1986
Cypress Creek Business Park	-	-	2,465	1,422	-	3,887	3,887	1,972	1997	1986
Lockhart Distribution Center	-	-	3,489	2,228	-	5,717	5,717	2,684	1997	1986
Interstate Commerce Center	-	485	2,652	624	485	3,276	3,761	1,586	1998	1988
Executive Airport Commerce Ctr (q)	9,768	1,991	4,857	4,836	1,991	9,693	11,684	2,679	2001	2004/06
Sample 95 Business Park	-	2,202	8,785	2,298	2,202	11,083	13,285	5,196	1996/98	1990/99
Blue Heron Distribution Center	-	975	3,626	1,629	975	5,255	6,230	2,315	1999	1986
Blue Heron Distribution Center II	1,409	1,385	4,222	804	1,385	5,026	6,411	1,573	2004	1988
Blue Heron III	-	450	-	2,402	450	2,402	2,852	61	2004	2009
Fort Myers										
SunCoast I	-	911	-	4,660	928	4,643	5,571	580	2005	2008
SunCoast II	-	911	-	4,731	928	4,714	5,642	784	2005	2007
SunCoast III	-	1,720	-	5,502	1,763	5,459	7,222	219	2006	2008
CALIFORNIA										
San Francisco area										
Wiegman Distribution Center (m)	12,441	2,197	8,788	1,623	2,308	10,300	12,608	3,919	1996	1986/87
Huntwood Distribution Center (m)	20,646	3,842	15,368	1,717	3,842	17,085	20,927	6,938	1996	1988
San Clemente Distribution Center	-	893	2,004	845	893	2,849	3,742	898	1997	1978
Yosemite Distribution Center	-	259	7,058	992	259	8,050	8,309	3,052	1999	1974/87
Los Angeles area										
Kingsview Industrial Center (e)	2,987	643	2,573	263	643	2,836	3,479	1,001	1996	1980
Dominguez Distribution Center (e)	9,618	2,006	8,025	1,170	2,006	9,195	11,201	4,109	1996	1977
Main Street Distribution Center (i)	3,621	1,606	4,103	569	1,606	4,672	6,278	1,940	1999	1999
Walnut Business Center (e)	7,481	2,885	5,274	553	2,885	5,827	8,712	2,454	1996	1966/90
Washington Distribution Center (e)	6,104	1,636	4,900	572	1,636	5,472	7,108	2,115	1997	1996/97
Chino Distribution Center (f)	11,921	2,544	10,175	1,394	2,544	11,569	14,113	4,413	1998	1980
Industry Distribution Center I (e)	20,582	10,230	12,373	1,365	10,230	13,738	23,968	5,373	1998	1959
Industry Distribution Center III (e)	2,403	-	3,012	(214)	-	2,798	2,798	2,798	2007	1992
Chestnut Business Center (i)	3,054	1,674	3,465	156	1,674	3,621	5,295	1,272	1998	1999
Los Angeles Corporate Center	-	1,363	5,453	2,011	1,363	7,464	8,827	3,460	1996	1986
Santa Barbara										
University Business Center	12,125	5,517	22,067	4,126	5,520	26,190	31,710	10,784	1996	1987/88
Castilian Research Center	-	2,719	1,410	4,834	2,719	6,244	8,963	606	2005	2007
Fresno										
Shaw Commerce Center (e)	15,392	2,465	11,627	3,832	2,465	15,459	17,924	6,668	1998	1978/81/87
San Diego										
Eastlake Distribution Center (o)	8,736	3,046	6,888	1,485	3,046	8,373	11,419	3,509	1997	1989
Ocean View Corporate Center (q)	11,470	6,577	7,105	24	6,577	7,129	13,706	454	2010	2005
TEXAS										
Dallas										
Interstate Distribution Center I & II (h)	4,248	1,746	4,941	1,879	1,746	6,820	8,566	4,534	1988	1978
Interstate Distribution Center III (h)	1,590	519	2,008	680	519	2,688	3,207	1,210	2000	1979
Interstate Distribution Center IV	-	416	2,481	234	416	2,715	3,131	826	2004	2002
Interstate Distribution Center V, VI, & VII	-	1,824	4,106	503	1,824	4,609	6,433	753	2009	1979/80/81
Venture Warehouses (h)	3,449	1,452	3,762	1,740	1,452	5,502	6,954	3,496	1988	1979
Stemmons Circle (h)	1,420	363	2,014	483	363	2,497	2,860	1,245	1998	1977

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2010 *(In thousands, except footnotes)*

Description	Encumbrances	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation Dec. 31, 2010	Year Acquired	Year Constructed
		Land	Buildings and Improvements		Land	Buildings and Improvements	Total			
Ambassador Row Warehouses	-	1,156	4,625	1,589	1,156	6,214	7,370	3,484	1998	1958/65
North Stemmons II	-	150	583	190	150	773	923	304	2002	1971
North Stemmons III	-	380	2,066	2	380	2,068	2,448	254	2007	1974
Shady Trail Distribution Center (k)	3,019	635	3,621	670	635	4,291	4,926	1,103	2003	1998
Houston										
Northwest Point Business Park (j)	5,798	1,243	5,640	3,072	1,243	8,712	9,955	4,874	1994	1984/85
Lockwood Distribution Center (j)	4,746	749	5,444	1,957	749	7,401	8,150	2,952	1997	1968/69
West Loop Distribution Center (h)	3,581	905	4,383	1,933	905	6,316	7,221	2,980	1997/2000	1980
World Houston Int'l Business Ctr 1 & 2 (f)	6,443	660	5,893	1,075	660	6,968	7,628	3,251	1998	1996
World Houston Int'l Business Ctr 3, 4 & 5 (g)	4,633	1,025	6,413	418	1,025	6,831	7,856	3,072	1998	1998
World Houston Int'l Business Ctr 6 (g)	2,098	425	2,423	483	425	2,906	3,331	1,183	1998	1998
World Houston Int'l Business Ctr 7 & 8 (g)	5,333	680	4,584	3,442	680	8,026	8,706	3,532	1998	1998
World Houston Int'l Business Ctr 9 (g)	4,634	800	4,355	1,460	800	5,815	6,615	1,786	1998	1998
World Houston Int'l Business Ctr 10 (j)	3,495	933	4,779	289	933	5,068	6,001	1,545	2001	1999
World Houston Int'l Business Ctr 11 (j)	3,207	638	3,764	1,104	638	4,868	5,506	1,658	1999	1999
World Houston Int'l Business Ctr 12 (i)	1,705	340	2,419	198	340	2,617	2,957	1,095	2000	2002
World Houston Int'l Business Ctr 13 (i)	1,813	282	2,569	293	282	2,862	3,144	1,502	2000	2002
World Houston Int'l Business Ctr 14 (j)	2,238	722	2,629	493	722	3,122	3,844	1,249	2000	2003
World Houston Int'l Business Ctr 15 (o)	4,904	731	-	5,680	731	5,680	6,411	1,569	2000	2007
World Houston Int'l Business Ctr 16 (n)	4,629	519	4,248	802	519	5,050	5,569	1,484	2000	2005
World Houston Int'l Business Ctr 17 (k)	2,638	373	1,945	785	373	2,730	3,103	654	2000	2004
World Houston Int'l Business Ctr 18	-	323	1,512	29	323	1,541	1,864	446	2005	1995
World Houston Int'l Business Ctr 19 (l)	3,351	373	2,256	834	373	3,090	3,463	1,367	2000	2004
World Houston Int'l Business Ctr 20 (l)	3,960	1,008	1,948	1,136	1,008	3,084	4,092	1,238	2000	2004
World Houston Int'l Business Ctr 21 (f)	3,303	436	-	3,474	436	3,474	3,910	549	2000/03	2006
World Houston Int'l Business Ctr 22 (o)	3,554	436	-	4,210	436	4,210	4,646	719	2000	2007
World Houston Int'l Business Ctr 23 (f)	6,703	910	-	7,026	910	7,026	7,936	1,043	2000	2007
World Houston Int'l Business Ctr 24 (p)	4,632	837	-	5,406	837	5,406	6,243	814	2005	2008
World Houston Int'l Business Ctr 25 (p)	3,070	508	-	3,620	508	3,620	4,128	382	2005	2008
World Houston Int'l Business Ctr 26 (q)	2,960	445	-	3,146	445	3,146	3,591	264	2005	2008
World Houston Int'l Business Ctr 27 (p)	4,297	837	-	4,964	837	4,964	5,801	405	2005	2008
World Houston Int'l Business Ctr 28 (q)	3,848	550	-	4,043	550	4,043	4,593	282	2005	2009
World Houston Int'l Business Ctr 29 (q)	4,070	782	-	4,130	974	3,938	4,912	242	2007	2009
World Houston Int'l Business Ctr 30 (q)	5,328	981	-	5,446	1,222	5,205	6,427	248	2007	2009
America Plaza (g)	3,322	662	4,660	653	662	5,313	5,975	2,320	1998	1996
Central Green Distribution Center (g)	2,973	566	4,031	122	566	4,153	4,719	1,696	1999	1998
Glenmont Business Park (h)	4,661	936	6,161	2,300	936	8,461	9,397	3,260	1998	1999/2000
Techway Southwest I (j)	3,703	729	3,765	1,864	729	5,629	6,358	2,094	2000	2001
Techway Southwest II (l)	4,431	550	3,689	338	550	4,027	4,577	1,351	2000	2004
Techway Southwest III (o)	4,652	597	-	5,484	751	5,330	6,081	1,197	1999	2006
Techway Southwest IV (q)	5,180	535	-	5,639	674	5,500	6,174	442	1999	2008
Beltway Crossing I (j)	4,293	458	5,712	1,202	458	6,914	7,372	2,499	2002	2001
Beltway Crossing II (o)	2,421	415	-	2,750	415	2,750	3,165	511	2005	2007
Beltway Crossing III (o)	2,651	460	-	3,005	460	3,005	3,465	556	2005	2008
Beltway Crossing IV (o)	2,635	460	-	2,985	460	2,985	3,445	654	2005	2008
Beltway Crossing V (q)	4,514	701	-	4,712	701	4,712	5,413	584	2005	2008
Beltway Crossing VI	-	618	-	5,811	618	5,811	6,429	349	2005	2008
Beltway Crossing VII	-	765	-	5,594	765	5,594	6,359	282	2005	2009
Kirby Business Center (k)	2,962	530	3,153	321	530	3,474	4,004	821	2004	1980
Clay Campbell Distribution Center	-	742	2,998	370	742	3,368	4,110	1,049	2005	1982
El Paso										
Butterfield Trail (h)	12,751	-	20,725	4,986	-	25,711	25,711	12,791	1997/2000	1987/95
Rojas Commerce Park (h)	3,455	900	3,659	2,407	900	6,066	6,966	3,713	1999	1986
Americas Ten Business Center I (k)	2,913	526	2,778	1,107	526	3,885	4,411	1,602	2001	2003

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2010 *(In thousands, except footnotes)*

Description	Encumbrances	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation Dec. 31, 2010	Year Acquired	Year Constructed
		Land	Buildings and Improvements		Land	Buildings and Improvements	Total			
San Antonio										
Alamo Downs Distribution Center (n)	7,051	1,342	6,338	803	1,342	7,141	8,483	2,641	2004	1986/2002
Arion Business Park (n)	32,155	4,143	31,432	3,112	4,143	34,544	38,687	10,257	2005	1988-2000/06
Arion 14 (n)	3,078	423	-	3,280	423	3,280	3,703	629	2005	2006
Arion 16 (f)	3,304	427	-	3,485	427	3,485	3,912	453	2005	2007
Arion 17 (n)	3,607	616	-	3,724	616	3,724	4,340	764	2005	2007
Arion 18	-	418	-	2,316	418	2,316	2,734	383	2005	2008
Wetmore Business Center (o)	11,198	1,494	10,804	2,340	1,494	13,144	14,638	3,791	2005	1998/99
Wetmore Phase II, Building A (q)	2,960	412	-	3,134	412	3,134	3,546	495	2006	2008
Wetmore Phase II, Building B (q)	3,404	505	-	3,548	505	3,548	4,053	333	2006	2008
Wetmore Phase II, Building C (q)	3,108	546	-	3,180	546	3,180	3,726	207	2006	2008
Wetmore Phase II, Building D (q)	6,956	1,056	-	7,291	1,056	7,291	8,347	654	2006	2008
Fairgrounds Business Park (o)	8,504	1,644	8,209	1,263	1,644	9,472	11,116	1,903	2007	1985/86
ARIZONA										
Phoenix area										
Broadway Industrial Park I (i)	2,844	837	3,349	746	837	4,095	4,932	1,880	1996	1971
Broadway Industrial Park II	-	455	482	161	455	643	1,098	331	1999	1971
Broadway Industrial Park III (i)	1,565	775	1,742	197	775	1,939	2,714	875	2000	1983
Broadway Industrial Park IV (i)	1,621	380	1,652	778	380	2,430	2,810	880	2000	1986
Broadway Industrial Park V (j)	902	353	1,090	106	353	1,196	1,549	484	2002	1980
Broadway Industrial Park VI (f)	2,414	599	1,855	404	599	2,259	2,858	928	2002	1979
Kyrene Distribution Center	412	850	2,044	430	850	2,474	3,324	1,214	1999	1981
Kyrene Distribution Center II	-	640	2,409	683	640	3,092	3,732	1,348	1999	2001
Southpark Distribution Center (i)	2,438	918	2,738	570	918	3,308	4,226	1,082	2001	2000
Santan 10 Distribution Center I (n)	3,102	846	2,647	239	846	2,886	3,732	993	2001	2005
Santan 10 Distribution Center II (f)	5,083	1,088	-	4,929	1,088	4,929	6,017	873	2004	2007
Metro Business Park	-	1,927	7,708	5,134	1,927	12,842	14,769	6,162	1996	1977/79
35th Avenue Distribution Center (j)	1,834	418	2,381	350	418	2,731	3,149	1,005	1997	1967
Estrella Distribution Center	-	628	4,694	1,040	628	5,734	6,362	1,940	1998	1988
51st Avenue Distribution Center (i)	1,772	300	2,029	743	300	2,772	3,072	1,121	1998	1987
East University Distribution Center I and II (f)	5,167	1,120	4,482	515	1,120	4,997	6,117	2,288	1998	1987/89
East University Distribution Center III	-	444	698	18	444	716	1,160	19	2010	1981
55th Avenue Distribution Center (f)	4,515	912	3,717	717	917	4,429	5,346	1,975	1998	1987
Interstate Commons Dist Ctr I	-	798	3,632	820	798	4,452	5,250	1,775	1999	1988
Interstate Commons Dist Ctr II	-	320	2,448	344	320	2,792	3,112	981	1999	2000
Interstate Commons Dist Ctr III	-	242	-	2,882	242	2,882	3,124	339	2000	2008
Airport Commons	-	1,000	1,510	774	1,000	2,284	3,284	747	2003	1971
40th Avenue Distribution Center (q)	5,624	703	-	6,028	703	6,028	6,731	510	2004	2008
Sky Harbor Business Park	-	5,839	-	19,956	5,839	19,956	25,795	1,011	2006	2008
Tucson										
Country Club I (l)	5,730	506	3,564	1,849	693	5,226	5,919	1,568	1997/2003	1994/2003
Country Club II	-	442	3,381	36	442	3,417	3,859	465	2007	2000
Country Club III & IV	-	1,407	-	10,522	1,575	10,354	11,929	425	2007	2009
Airport Distribution Center (i)	4,233	1,103	4,672	1,564	1,103	6,236	7,339	2,603	1998	1995
Southpointe Distribution Center (i)	3,998	-	3,982	2,950	-	6,932	6,932	2,740	1999	1989
Benan Distribution Center	-	707	1,842	567	707	2,409	3,116	879	2005	2001
NORTH CAROLINA										
Charlotte										
NorthPark Business Park (f)	16,865	2,758	15,932	1,276	2,758	17,208	19,966	3,901	2006	1987-89
Lindbergh Business Park	-	470	3,401	244	470	3,645	4,115	737	2007	2001/03
Commerce Park I (o)	4,338	765	4,303	603	765	4,906	5,671	846	2007	1983
Commerce Park II	-	335	1,603	93	335	1,696	2,031	96	2010	1987
Commerce Park III	-	558	2,225	95	558	2,320	2,878	153	2010	1981
Nations Ford Business Park (o)	16,251	3,924	16,171	1,147	3,924	17,318	21,242	4,133	2007	1989/94

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2010 ***(In thousands, except footnotes)***

		Initial Cost to the Company		Costs	Gross Amount at which Carried at Close of Period					
Description	Encumbrances	Land	Buildings and Improvements	Capitalized Subsequent to Acquisition	Land	Buildings and Improvements	Total	Accumulated Depreciation Dec. 31, 2010	Year Acquired	Year Constructed
Airport Commerce Center (p)	9,097	1,454	10,136	650	1,454	10,786	12,240	1,240	2008	2001/02
Interchange Park (p)	6,697	986	7,949	71	986	8,020	9,006	924	2008	1989
Ridge Creek Distribution Center (p)	10,995	1,284	13,163	371	1,284	13,534	14,818	1,246	2008	2006
Waterford Distribution Center (p)	3,014	654	3,392	12	654	3,404	4,058	275	2008	2000
LOUISIANA										
New Orleans										
Elmwood Business Park	-	2,861	6,337	3,082	2,861	9,419	12,280	5,450	1997	1979
Riverbend Business Park	-	2,592	17,623	2,604	2,592	20,227	22,819	8,977	1997	1984
COLORADO										
Denver										
Rampart Distribution Center I (n)	5,189	1,023	3,861	1,359	1,023	5,220	6,243	2,878	1988	1987
Rampart Distribution Center II (n)	3,411	230	2,977	897	230	3,874	4,104	2,185	1996/97	1996/97
Rampart Distribution Center III (n)	5,235	1,098	3,884	1,316	1,098	5,200	6,298	2,107	1997/98	1999
Concord Distribution Center	-	1,051	4,773	373	1,051	5,146	6,197	875	2007	2000
Centennial Park (q)	4,810	750	3,319	1,697	750	5,016	5,766	522	2007	1990
NEVADA										
Las Vegas										
Arville Distribution Center	-	4,933	5,094	102	4,933	5,196	10,129	643	2009	1997
MISSISSIPPI										
Interchange Business Park (i)	4,235	343	5,007	1,993	343	7,000	7,343	3,428	1997	1981
Tower Automotive	-	-	9,958	1,190	17	11,131	11,148	2,865	2001	2002
Metro Airport Commerce Center I	-	303	1,479	955	303	2,434	2,737	1,022	2001	2003
TENNESSEE										
Memphis										
Air Park Distribution Center I	-	250	1,916	840	250	2,756	3,006	1,109	1998	1975
OKLAHOMA										
Oklahoma City										
Northpointe Commerce Center	-	777	3,113	734	998	3,626	4,624	1,370	1998	1996/97
Tulsa										
Braniff Park West	-	1,066	4,641	2,897	1,066	7,538	8,604	3,747	1996	1974
	641,834	219,323	770,378	457,754	221,523	1,225,932	1,447,455	403,187		
Industrial Development (d):										
FLORIDA										
Oak Creek land	-	1,946	-	2,254	2,374	1,826	4,200	-	2005	n/a
Southridge land	-	1,395	-	4,225	1,395	4,225	5,620	-	2003	n/a
Sand Lake land	-	14,072	-	3,340	14,036	3,376	17,412	-	2008/09	n/a
SunCoast land	-	10,926	-	5,628	11,106	5,448	16,554	-	2006	n/a
TEXAS										
North Stemmons land (i)	405	537	-	165	537	165	702	-	2001	n/a
World Houston Int'l Business Ctr 31	-	684	-	371	684	371	1,055	-	2008	n/a
World Houston Int'l Business Ctr land	-	2,952	-	1,810	2,952	1,810	4,762	-	2000/05/06/08	n/a
Beltway Crossing land	-	721	-	525	721	525	1,246	-	2005	n/a
Beltway Crossing Phase II land	-	1,841	-	865	1,841	865	2,706	-	2007	n/a
Lee Road land	-	4,214	-	2,470	5,249	1,435	6,684	-	2007	n/a
Americas Ten Business Center II & III land	-	1,365	-	1,079	1,365	1,079	2,444	-	2001	n/a
Arion 8 expansion (n)	1,169	-	-	1,407	-	1,407	1,407	-	2005	n/a
Alamo Ridge land	-	2,288	-	1,398	2,288	1,398	3,686	-	2007	n/a
Thousand Oaks land	-	2,173	-	773	2,173	773	2,946	-	2008	n/a
ARIZONA										
Airport Distribution Center II land	-	300	-	117	300	117	417	-	2000	n/a

SCHEDULE III
REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2010 *(In thousands, except footnotes)*

Description	Encumbrances	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation Dec. 31, 2010	Year Acquired	Year Constructed
		Land	Buildings and Improvements		Land	Buildings and Improvements	Total			
NORTH CAROLINA										
Airport Commerce Center III land	-	855	-	320	855	320	1,175	-	2008	n/a
MISSISSIPPI										
Metro Airport Commerce Center II land	-	307	-	399	307	399	706	-	2001	n/a
	1,574	46,576	-	27,146	48,183	25,539	73,722	-		
Letter of credit collateralizing mortgage (h)	1,016									
Total real estate owned (a)(b)	**$ 644,424**	**265,899**	**770,378**	**484,900**	**269,706**	**1,251,471**	**1,521,177**	**403,187**		

See accompanying Report of Independent Registered Public Accounting Firm on Financial Statement Schedules.

(a) Changes in Real Estate Properties follow:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Balance at beginning of year	**$ 1,468,182**	1,402,636	1,267,929
Purchase of real estate properties	**19,897**	15,957	44,030
Development of real estate properties	**9,145**	35,057	85,441
Improvements to real estate properties	**23,953**	16,212	15,210
Carrying amount of investments sold	**–**	(1,680)	(10,385)
Write-off of improvements	**–**	–	411
Balance at end of year (1)	**$ 1,521,177**	1,468,182	1,402,636

(1) Includes 20% noncontrolling interests in Castilian Research Center of $1,793,000 at December 31, 2010 and $1,791,000 at December 31, 2009 and in University Business Center of $6,342,000 and $6,302,000, respectively.

Changes in the accumulated depreciation on real estate properties follow:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Balance at beginning of year	**$ 354,745**	310,351	269,132
Depreciation expense	**48,442**	45,195	42,166
Accumulated depreciation on assets sold	**–**	(801)	(1,358)
Other	**–**	–	411
Balance at end of year	**$ 403,187**	354,745	310,351

(b) The estimated aggregate cost of real estate properties at December 31, 2010 for federal income tax purposes was approximately $1,469,108,000 before estimated accumulated tax depreciation of $253,950,000. The federal income tax return for the year ended December 31, 2010 has not been filed and, accordingly, this estimate is based on preliminary data.

(c) The Company computes depreciation using the straight-line method over the estimated useful lives of the buildings (generally 40 years) and improvements (generally 3 to 15 years).

(d) The Company transfers development properties to real estate properties the earlier of 80% occupancy or one year after completion of the shell construction.

(e) EastGroup has a $64,567,000 limited recourse first mortgage loan with an insurance company secured by Dominguez, Industry Distribution Center I & III, Kingsview, Shaw, Walnut, and Washington. The loan has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts.

(f) EastGroup has a $65,718,000 non-recourse first mortgage loan with an insurance company secured by Arion 16, Broadway VI, Chino, East University I & II, Northpark I-IV, Santan 10 II, South 55th Avenue, and World Houston 1 & 2 and 21 & 23.

(g) EastGroup has a $22,993,000 non-recourse first mortgage loan with an insurance company secured by America Plaza, Central Green, and World Houston 3-9.

(h) EastGroup has a $36,171,000 non-recourse first mortgage loan with an insurance company secured by Butterfield Trail, Glenmont I & II, Interstate I, II & III, Rojas, Stemmons Circle, Venture, West Loop I & II, and a letter of credit for $2,048,000. On January 31, 2011, the Company repaid this mortgage loan. In February 2011, the letter of credit was cancelled.

(i) EastGroup has a $33,304,000 non-recourse first mortgage loan with an insurance company secured by 51st Avenue, Airport Distribution, Broadway I, III & IV, Chestnut, Interchange Business Park, Main Street, North Stemmons I land, Southpark, Southpointe, and World Houston 12 & 13.

(j) EastGroup has a $37,283,000 non-recourse first mortgage loan with an insurance company secured by 35th Avenue, Beltway Crossing I, Broadway V, Lockwood, Northwest Point, Sunbelt, Techway Southwest I, and World Houston 10, 11 & 14.

(k) EastGroup has a $28,496,000 non-recourse first mortgage loan with an insurance company secured by Americas Ten I, Kirby, Palm River North I, II & III, Shady Trail, Westlake I & II, and World Houston 17.

(l) EastGroup has a $32,536,000 non-recourse first mortgage loan with an insurance company secured by Country Club I, Lake Pointe, Techway Southwest II, and World Houston 19 & 20.

(m) EastGroup has a $33,087,000 non-recourse first mortgage loan with an insurance company secured by Huntwood and Wiegman.

(n) EastGroup has a $68,626,000 non-recourse first mortgage loan with an insurance company secured by Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10, and World Houston 16.

(o) EastGroup has a $69,844,000 non-recourse first mortgage loan with an insurance company secured by Beltway II, III & IV, Commerce Park 1, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Wetmore I-IV, and World Houston 15 & 22.

(p) EastGroup has a $55,810,000 limited recourse first mortgage loan with an insurance company secured by Airport Commerce Center I & II, Interchange Park, Ridge Creek Distribution Center, Southridge XII, Waterford Distribution Center, and World Houston 24, 25 & 27. The loan has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts.

(q) EastGroup has a $74,000,000 non-recourse first mortgage loan with an insurance company secured by 40th Avenue, Beltway V, Centennial Park, Executive Airport, Ocean View, Techway Southwest IV, Wetmore V-VIII, and World Houston 26, 28, 29 & 30.

SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE
DECEMBER 31, 2010

	Number of Loans	*Interest Rate*	*Maturity Date*	*Periodic Payment Terms*
First mortgage loan:				
United Stationers Tampa Building, Florida	1	6.0% (a)	08/2013	Interest accrued and due monthly (beginning 01/01/09); balloon payment of $4,150,000 due at maturity
Second mortgage loan:				
Madisonville land, Kentucky	1	7.0%	01/2012	Principal and interest due monthly
Total mortgage loans (b)	2			

	Face Amount of Mortgages Dec. 31, 2010	*Carrying Amount of Mortgages*	*Principal Amount of Loans Subject to Delinquent Principal or Interest (c)*
		(In thousands)	
First mortgage loan:			
United Stationers Tampa Building, Florida	**$ 4,150**	**4,094**	–
Second mortgage loan:			
Madisonville land, Kentucky	**37**	**37**	–
Total mortgage loans	**$ 4,187**	**4,131** (d)(e)	–

See accompanying Report of Independent Registered Public Accounting Firm on Financial Statement Schedules.

(a) This mortgage loan has a stated interest rate of 6.0% and an effective interest rate of 6.5%. A discount on mortgage loan receivable of $198,000 was recognized at the inception of the loan and is shown in the table in footnote (d) below.

(b) Reference is made to allowance for possible losses on mortgage loans receivable in the Notes to Consolidated Financial Statements.

(c) Interest in arrears for three months or less is disregarded in computing principal amount of loans subject to delinquent interest.

(d) Changes in mortgage loans follow:

	Years Ended December 31,		
	2010	*2009*	*2008*
		(In thousands)	
Balance at beginning of year	**$ 4,155**	4,174	132
Advances on mortgage loans receivable	**–**	–	4,994
Payments on mortgage loans receivable	**(37)**	(31)	(871)
Discount on mortgage loan receivable	**–**	–	(198)
Amortization of discount on mortgage loan receivable	**13**	12	117
Balance at end of year	**$ 4,131**	4,155	4,174

(e) The aggregate cost for federal income tax purposes is approximately $4.13 million. The federal income tax return for the year ended December 31, 2010, has not been filed and, accordingly, the income tax basis of mortgage loans as of December 31, 2010, is based on preliminary data.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTGROUP PROPERTIES, INC.

By: /s/ DAVID H. HOSTER II
David H. Hoster II, Chief Executive Officer, President & Director
February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

*
D. Pike Aloian, Director
February 25, 2011

*
H. C. Bailey, Jr., Director
February 25, 2011

*
Hayden C. Eaves III, Director
February 25, 2011

*
Fredric H. Gould, Director
February 25, 2011

*
Mary Elizabeth McCormick, Director
February 25, 2011

*
David M. Osnos, Director
February 25, 2011

*
Leland R. Speed, Chairman of the Board
(Principal Executive Officer)
February 25, 2011

/s/ N. KEITH MCKEY
* By N. Keith McKey, Attorney-in-fact
February 25, 2011

/s/ BRUCE CORKERN
Bruce Corkern, Sr. Vice-President, Controller and
Chief Accounting Officer
(Principal Accounting Officer)
February 25, 2011

/s/ N. KEITH MCKEY
N. Keith McKey, Executive Vice-President,
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer)
February 25, 2011

EXHIBIT INDEX

The following exhibits are included in this Form 10-K or are incorporated by reference as noted in the following table:

(3) Exhibits required by Item 601 of Regulation S-K:

(3) Articles of Incorporation and Bylaws
- (a) Articles of Incorporation (incorporated by reference to Appendix B to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 5, 1997).
- (b) Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed December 10, 2008).

(10) Material Contracts (*Indicates management or compensatory agreement):
- (a) EastGroup Properties, Inc. 1994 Management Incentive Plan, as Amended and Restated (incorporated by reference to Appendix A to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 2, 1999).*
- (b) Amendment No. 1 to the Amended and Restated 1994 Management Incentive Plan (incorporated by reference to Exhibit 10(c) to the Company's Form 8-K filed January 8, 2007).*
- (c) EastGroup Properties, Inc. 2000 Directors Stock Option Plan (incorporated by reference to Appendix A to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 1, 2000).*
- (d) EastGroup Properties, Inc. 2004 Equity Incentive Plan (incorporated by reference to Appendix D to the Company's Proxy Statement for its Annual Meeting of Stockholders held on May 27, 2004).*
- (e) Amendment No. 1 to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10(f) to the Company's Form 10-K for the year ended December 31, 2006).*
- (f) Amendment No. 2 to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10(d) to the Company's Form 8-K filed January 8, 2007).*
- (g) EastGroup Properties, Inc. 2005 Directors Equity Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 2, 2005).*
- (h) Amendment No. 1 to the 2005 Directors Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 6, 2006).*
- (i) Amendment No. 2 to the 2005 Directors Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 3, 2008).*
- (j) Form of Severance and Change in Control Agreement that the Company has entered into with Leland R. Speed, David H. Hoster II and N. Keith McKey (incorporated by reference to Exhibit 10(a) to the Company's Form 8-K filed January 7, 2009).*
- (k) Form of Severance and Change in Control Agreement that the Company has entered into with John F. Coleman, William D. Petsas, Brent W. Wood and C. Bruce Corkern (incorporated by reference to Exhibit 10(b) to the Company's Form 8-K filed January 7, 2009).*
- (l) Compensation Program for Non-Employee Directors (a written description thereof is set forth in Item 5.02 of the Company's Form 8-K filed June 3, 2008).*
- (m) Annual Cash Bonus, 2009 Annual Long-Term Equity Incentive and Supplemental Annual Long-Term Equity Incentive Performance Goals (a written description thereof is set forth in Item 5.02 of the Company's Form 8-K filed June 2, 2009).*
- (n) Second Amended and Restated Credit Agreement Dated January 4, 2008 among EastGroup Properties, L.P.; EastGroup Properties, Inc.; PNC Bank, National Association, as Administrative Agent; Regions Bank and SunTrust Bank as Co-Syndication Agents; Wells Fargo Bank, National Association as Documentation Agent; and PNC Capital Markets LLC, as Sole Lead Arranger and Sole Bookrunner; and the Lenders thereunder (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed January 10, 2008).
- (o) First Amendment, dated February 2, 2011, to the Second Amended and Restated Credit Agreement Dated January 4, 2008 (filed herewith).

(21) Subsidiaries of EastGroup Properties, Inc. (filed herewith).

(23) Consent of KPMG LLP (filed herewith).

(24) Powers of attorney (filed herewith).

(31) Rule 13a-14(a)/15d-14(a) Certifications (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)
- (a) David H. Hoster II, Chief Executive Officer
- (b) N. Keith McKey, Chief Financial Officer

(32) Section 1350 Certifications (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)
   (a) David H. Hoster II, Chief Executive Officer
   (b) N. Keith McKey, Chief Financial Officer

(101) The following materials from EastGroup Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets, (ii) consolidated statements of income, (iii) consolidated statements of changes in equity, (iv) consolidated statements of cash flows, and (v) the notes to the consolidated financial statements, tagged as block of text.**

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit (10)(o)

FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED
CREDIT AGREEMENT

THIS FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT (the "First Amendment") is made and entered into as of February 2, 2011, by and among EASTGROUP PROPERTIES, L.P., a Delaware limited partnership, and EASTGROUP PROPERTIES, INC., a Maryland corporation, jointly and severally (collectively, the "Borrower"), the financial institutions (including PNC, the "Lenders") which are now parties to the Agreement (as hereinafter defined) and, PNC BANK, NATIONAL ASSOCIATION, a national banking association ("PNC"), as Administrative Agent for the Lenders (in such capacity, "Agent").

WITNESSETH THAT:

WHEREAS, Borrower, the Lenders, and Agent are parties to a certain Second Amended and Restated Credit Agreement dated as of January 4, 2008 (as amended, the "Agreement") which Agreement amended and restated a First Amended and Restated Credit Agreement among Borrower, Agent and certain of the Lenders dated December 6, 2004; and

WHEREAS, Borrower, Lenders and Agent wish to amend the Agreement as set forth herein by, among other things, (i) changing the definition of Tangible Net Worth and (ii) increasing the existing Tangible Net Worth covenant.

NOW, THEREFORE, the parties hereto, in consideration of their mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, agree to amend the Agreement as follows:

1. Unless a particular word or phrase is otherwise defined or the context otherwise requires, capitalized words and phrases used in this First Amendment shall have the meanings ascribed thereto in the Agreement.

2. The definition of "Tangible Net Worth" as set forth in Section 1 of the Agreement is hereby amended to provide in full as follows:

> "Tangible Net Worth" means, as of given date, (a) the stockholders' equity of the Borrower, and their Subsidiaries determined on a consolidated basis, plus (b) accumulated depreciation and amortization, minus (c) the following (to the extent reflected in determining stockholders' equity of the Borrower and their Subsidiaries); (i) the amount of any write-up in the book value of any assets contained in any balance sheet resulting from revaluation thereof or any write-up in excess of the cost of assets acquired, and (ii) all amounts appearing on the assets side of any such balance sheet for assets which would be classified as intangible assets under Generally Accepted Accounting Principles, all determined on a consolidated basis.

3. Section 5.3(c) of the Agreement is hereby amended to provide in full as follows:

> (c) a Tangible Net Worth of at least Five Hundred Seventy Million Dollars ($570,000,000), plus eighty-five percent (85%) of the net proceeds (gross proceeds less reasonable and customary costs of sale and issuance paid to Persons not Affiliates of any Obligor) received by the Borrower at any time following September 30, 2010, from the issuance of an ownership interest in the Borrower, at all times;

4. Except as specifically modified herein, the Agreement is hereby ratified and confirmed and shall remain in full force and effect and nothing contained herein shall be deemed to waive Borrower's compliance with any provision of the Agreement or the other Credit Documents.

5. The Agreement as amended by this First Amendment shall continue to be secured by the Credit Documents and nothing contained herein shall affect the priority of any lien or security interest in any of the Credit Documents and the Agreement as amended by this First Amendment.

6. All references to the "Agreement" contained in the Credit Documents shall be deemed to refer to and include the Agreement as amended by this First Amendment.

7. This First Amendment is to be construed and enforced in all respects in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the principles of conflicts of laws.

8. This First Amendment is binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

9. The Borrower hereby represents and warrants to the Lenders that (a) no Event of Default, and no Default, under the Agreement or any of the Credit Documents has occurred and is continuing on the date of execution hereof, (b) the Borrower has no set-off claim or other defense with respect to its obligations under the Agreement or any of the Credit Documents, and (c) all representations and warranties contained in the Agreement or any of the Credit Documents are true and correct and are hereby ratified and confirmed, except to the extent of matters previously disclosed to the Lenders in writing.

10. This First Amendment is conditioned upon, and shall only become effective upon, the satisfaction of the following conditions:

(a) the representations and warranties contained in Section 9 hereof and Article 4 of the Agreement shall be true and correct; and

(b) the Borrower shall reimburse Agent for the closing costs, and all reasonable attorney's fees and other expenses incurred by Agent in connection with this First Amendment.

11. This First Amendment may be executed in any number of counterparts each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

[SIGNATURE PAGE 1 OF 3 - FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the date set forth above.

EASTGROUP PROPERTIES, L.P., a Delaware limited partnership

By: EastGroup Properties General Partners, Inc., General Partner

By: /s/ N. Keith McKey
Name: N. Keith McKey
Title: Chief Financial Officer

By: /s/ Bruce Corkern
Name: Bruce Corkern
Title: Controller

EASTGROUP PROPERTIES, INC.

By: /s/ N. Keith McKey
Name: N. Keith McKey
Title: Chief Financial Officer

By: /s/ Bruce Corkern
Name: Bruce Corkern
Title: Controller

PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent and as a Lender

By: /s/ Andrew T. White
Name: Andrew T. White
Title: Senior Vice President

[SIGNATURE PAGE 2 OF 3 - FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT]

REGIONS BANK, as Co-Syndication Agent and as a Lender

By: /s/ Phil E. Burgan
Name: Phil E. Burgan
Title: Vice President

SUNTRUST BANK, as Co-Syndication Agent and as a Lender

By: /s/ W. John Wendler
Name: W. John Wendler
Title: Senior Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Documentation Agent and as a Lender

By: /s/ Andrew W. Hussion
Name: Andrew W. Hussion
Title: Asst Vice President

U.S. BANK NATIONAL ASSOCIATION, as a Lender

By: /s/ Dennis Redpath
Name: Dennis Redpath
Title: Senior Vice President

[SIGNATURE PAGE 3 OF 3 - FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT]

TRUSTMARK NATIONAL BANK,
as a Lender

By: /s/ Gretchen Ware
Name: Gretchen Ware
Title: First Vice President

BANK OF AMERICA, N.A., as a Lender

By: /s/ Lissette Rivera-Pauley
Name: Lissette Rivera-Pauley
Title: Senior Vice President

CONSENT

The undersigned, having executed and delivered the Guaranties, as defined in the Second Amended and Restated Credit Agreement (the "Agreement") referenced in the foregoing First Amendment to Second Amended and Restated Credit Agreement (the "First Amendment"), hereby consent to the First Amendment and to the amendments to the Agreement contained therein, and hereby ratify and confirm the undersigned's obligations under the Guaranties. All references in the Guaranties to defined terms in the Agreement are hereby amended in accordance with the First Amendment to the Agreement and all references in the Guaranties executed by the undersigned to the Agreement shall be deemed to refer to the Agreement as amended by the First Amendment.

EASTGROUP PROPERTIES HOLDINGS, INC., a Delaware corporation

By: /s/ N. Keith McKey
Name: N. Keith McKey
Title: Chief Financial Officer

By: /s/ Bruce Corkern
Name: Bruce Corkern
Title: Controller

EASTGROUP PROPERTIES GENERAL PARTNERS, INC., a Delaware corporation

By: /s/ N. Keith McKey
Name: N. Keith McKey
Title: Chief Financial Officer

By: /s/ Bruce Corkern
Name: Bruce Corkern
Title: Controller

SAMPLE I-95 ASSOCIATES, a Florida joint venture

By: EASTGROUP PROPERTIES GENERAL PARTNERS, INC., a Delaware corporation, General Partner

By: /s/ N. Keith McKey
Name: N. Keith McKey
Title: Chief Financial Officer

By: /s/ Bruce Corkern
Name: Bruce Corkern
Title: Controller

EASTGROUP TRS, INC., a Delaware corporation

By: /s/ N. Keith McKey
Name: N. Keith McKey
Title: Chief Financial Officer

By: /s/ Bruce Corkern
Name: Bruce Corkern
Title: Controller

Exhibit (21)

LIST OF SUBSIDIARIES (States of Formation)

100% Owned Subsidiaries of EastGroup Properties, Inc. (Maryland)

EastGroup Properties General Partners, Inc. (Delaware)
EastGroup Properties Holdings, Inc. (Delaware)
EastGroup TRS, Inc. (Delaware)

Partnerships and LLC's with Partners and Members Indented:

EastGroup Properties, LP (Delaware)
  99% EastGroup Properties Holdings, Inc.
    1% EastGroup Properties General Partners, Inc.
EastGroup Property Services, LLC (Delaware)
  100% EastGroup Properties, LP
EastGroup Property Services of Florida, LLC (Delaware)
  100% EastGroup Property Services, LLC
EastGroup Jacksonville, LLC (Delaware)
  100% EastGroup Properties, LP
EastGroup Kearn Creek, LLC (Delaware)
  100% EastGroup Properties, LP
55 Castilian, LLC (Delaware)
  80% EastGroup Properties, LP
  20% BDC Castilian, LLC
Sample I-95 Associates (Florida)
  99% EastGroup Properties, LP
    1% EastGroup Properties General Partners, Inc.
University Business Center Associates (California)
  80% Profit interest EastGroup Properties, LP
  49% Capital interest EastGroup Properties, LP
  31% Capital interest EastGroup Properties, Inc.
  20% JCB Limited

Exhibit (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
EASTGROUP PROPERTIES, INC.:

We consent to the incorporation by reference in the registration statements (Nos. 333-159328 and 333-144785) on Form S-3 and the registration statements (Nos. 33-60909, 333-91405, 333-51666, 333-117308 and 333-125719) on Form S-8 of EastGroup Properties, Inc. of our reports dated February 25, 2011, with respect to the consolidated balance sheets of EastGroup Properties, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of EastGroup Properties, Inc.

/s/ KPMG LLP

Jackson, Mississippi
February 25, 2011

Exhibit (24)

EASTGROUP PROPERTIES, INC.
POWER OF ATTORNEY

The undersigned Director of EastGroup Properties, Inc., a State of Maryland corporation, hereby constitutes and appoints N. Keith McKey as the true and lawful Attorney-in-fact and Agent of the undersigned to sign on behalf of the undersigned: (a) the Annual Report of the Company on Form 10-K (or such other form as may be required) for the year ended December 31, 2010 to be filed with the Securities and Exchange Commission ("SEC"); and (b) any and all amendments to such Report as may be required to be filed with the SEC.

/s/ D. Pike Aloian
D. Pike Aloian
Director

February 25, 2011

Exhibit (24)

EASTGROUP PROPERTIES, INC.
POWER OF ATTORNEY

The undersigned Director of EastGroup Properties, Inc., a State of Maryland corporation, hereby constitutes and appoints N. Keith McKey as the true and lawful Attorney-in-fact and Agent of the undersigned to sign on behalf of the undersigned: (a) the Annual Report of the Company on Form 10-K (or such other form as may be required) for the year ended December 31, 2010 to be filed with the Securities and Exchange Commission ("SEC"); and (b) any and all amendments to such Report as may be required to be filed with the SEC.

/s/ H. C. Bailey, Jr.
H. C. Bailey, Jr.
Director

February 25, 2011

Exhibit (24)

EASTGROUP PROPERTIES, INC.
POWER OF ATTORNEY

The undersigned Director of EastGroup Properties, Inc., a State of Maryland corporation, hereby constitutes and appoints N. Keith McKey as the true and lawful Attorney-in-fact and Agent of the undersigned to sign on behalf of the undersigned: (a) the Annual Report of the Company on Form 10-K (or such other form as may be required) for the year ended December 31, 2010 to be filed with the Securities and Exchange Commission ("SEC"); and (b) any and all amendments to such Report as may be required to be filed with the SEC.

/s/ Hayden C. Eaves III
Hayden C. Eaves III
Director

February 25, 2011

Exhibit (24)

EASTGROUP PROPERTIES, INC.
POWER OF ATTORNEY

The undersigned Director of EastGroup Properties, Inc., a State of Maryland corporation, hereby constitutes and appoints N. Keith McKey as the true and lawful Attorney-in-fact and Agent of the undersigned to sign on behalf of the undersigned: (a) the Annual Report of the Company on Form 10-K (or such other form as may be required) for the year ended December 31, 2010 to be filed with the Securities and Exchange Commission ("SEC"); and (b) any and all amendments to such Report as may be required to be filed with the SEC.

/s/ Fredric H. Gould
Fredric H. Gould
Director

February 25, 2011

Exhibit (24)

EASTGROUP PROPERTIES, INC.
POWER OF ATTORNEY

The undersigned Director of EastGroup Properties, Inc., a State of Maryland corporation, hereby constitutes and appoints N. Keith McKey as the true and lawful Attorney-in-fact and Agent of the undersigned to sign on behalf of the undersigned: (a) the Annual Report of the Company on Form 10-K (or such other form as may be required) for the year ended December 31, 2010 to be filed with the Securities and Exchange Commission ("SEC"); and (b) any and all amendments to such Report as may be required to be filed with the SEC.

/s/ Mary Elizabeth McCormick
Mary Elizabeth McCormick
Director

February 25, 2011

Exhibit (24)

EASTGROUP PROPERTIES, INC.
POWER OF ATTORNEY

The undersigned Director of EastGroup Properties, Inc., a State of Maryland corporation, hereby constitutes and appoints N. Keith McKey as the true and lawful Attorney-in-fact and Agent of the undersigned to sign on behalf of the undersigned: (a) the Annual Report of the Company on Form 10-K (or such other form as may be required) for the year ended December 31, 2010 to be filed with the Securities and Exchange Commission ("SEC"); and (b) any and all amendments to such Report as may be required to be filed with the SEC.

/s/ David M. Osnos
David M. Osnos
Director

February 25, 2011

Exhibit (24)

EASTGROUP PROPERTIES, INC.
POWER OF ATTORNEY

The undersigned Director of EastGroup Properties, Inc., a State of Maryland corporation, hereby constitutes and appoints N. Keith McKey as the true and lawful Attorney-in-fact and Agent of the undersigned to sign on behalf of the undersigned: (a) the Annual Report of the Company on Form 10-K (or such other form as may be required) for the year ended December 31, 2010 to be filed with the Securities and Exchange Commission ("SEC"); and (b) any and all amendments to such Report as may be required to be filed with the SEC.

/s/ Leland R. Speed
Leland R. Speed
Chairman of the Board

February 25, 2011

Certification of Chief Executive Officer
EastGroup Properties, Inc.

Exhibit 31(a)

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ DAVID H. HOSTER II
DAVID H. HOSTER II
Chief Executive Officer
February 25, 2011

Certification of Chief Financial Officer
EastGroup Properties, Inc.

Exhibit 31(b)

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ N. KEITH MCKEY
N. KEITH MCKEY
Chief Financial Officer
February 25, 2011

Certification of Chief Executive Officer
EastGroup Properties, Inc.

Exhibit 32(a)

In connection with the annual report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ DAVID H. HOSTER II
DAVID H. HOSTER II
Chief Executive Officer
February 25, 2011

Certification of Chief Financial Officer **Exhibit 32(b)**
EastGroup Properties, Inc.

In connection with the annual report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ N. KEITH MCKEY
N. KEITH MCKEY
Chief Financial Officer
February 25, 2011